06011620

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

March 3, 2006

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 6 2006
WASH. D.C. 199

SUPPL

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

Ladies and Gentlemen:

Re: Sims Group Limited - Exemption No 82-3838

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Notice of change of interests of substantial holder -- Perpetual Trustees Australia Limited -- 2 February 2006

Notice of change of interests of substantial holder – M & G Investment Management Limited -- 3 February 2006

Notice of change of interests of substantial holder -- Perpetual Trustees Australia Limited -- 10 February 2006

Notice of change of interests of substantial holder -- Perpetual Trustees Australia Limited -- 16 February 2006

Letter to Australian Stock Exchange Ltd. regarding Dividend Reinvestment Plan dated 20 February 2006

Letter to Australian Stock Exchange Ltd. regarding Dividend Reinvestment Plan dated 3 March 2006

3/13

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

Frank Moratti
Company Secretary

Exemption No 82-3838

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. Details of substantial holder (1)

Name PERPETUAL TRUSTEES AUSTRALIA LIMITED

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _02_/_02_/_2006__

The previous notice was given to the company on _23_/_11_/_2005___

The previous notice was dated _22_/_11_/_2005___

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	11,739,902	9.50%	12,978,702	10.50%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) *RBC Globabl Services Australia Nominees Pty Limited* GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	*RBC Global Services Australia Nominees Pty Ltd* ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One *Account Code: PIISF1* GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual Property Securities Fund Account Code: PIPSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund. Account Code: PIARF RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd. A/C EASS04 GPO Box 764G. Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P O Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270 Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA *RBC Global Services Australia Nominees Pty Limited* GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 6498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C *Account Code: PTPGEN* RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	*RBC Global Services Australia Nominees Pty Limited* <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	*Perpetual Trustee Queensland Limited* Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited *GPO Box 5424 Sydney NSW 2001*	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
PMCORP	PM	237,929
ARF	PM	1,039,052
GSF	PM	3,359,156
ICAS	PM	477,130
ICSC	PM	705,907
NSWTC	PM	398,367
PCEF	PM	1,214,378
SMF	PM	184,776
TEL	PM	872,747
PMCBUS	PM	599,476
PMHOST	PM	242,689
PMSTA	PM	579,378
PMSCA	PM	8,168
PMCGSF	PM	375,773
PMWSRF	PM	442,802
PMWSCM	PM	417,664
PMWSCS	PM	204,571
PIWGAF	PM	676,346
PIWSPF	PM	87,532
PIACT	PM	180,200
PIFIJI	PM	71,636
SSCEF	SS	91,292
PIHEST	PM	430,336
PCCEF	PC	81,397

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
AMCORP	SGM	4,882	82,940	$	16.99	30/11/2005
AMCORP	SGM	438	7,443	$	16.99	02/12/2005
AMCORP	SGM	1,024	17,390	$	16.98	02/12/2005
AMCORP	SGM	6,259	106,403	$	17.00	02/12/2005
AMCORP	SGM	38	646	$	16.99	06/12/2005
AMCORP	SGM	388	6,596	$	17.00	06/12/2005
AMCORP	SGM	1,877	31,875	$	16.98	07/12/2005
AMCORP	SGM	1,525	25,529	$	16.74	08/12/2005
AMCORP	SGM	529	8,892	$	16.81	08/12/2005
AMCORP	SGM	1,131	18,888	$	16.70	14/12/2005
AMCORP	SGM	693	11,453	$	16.53	16/01/2006
AMCORP	SGM	2,033	33,565	$	16.51	16/01/2006
AMCORP	SGM	623	9,956	$	15.98	19/01/2006
AMCORP	SGM	874	13,897	$	15.90	19/01/2006
AMCORP	SGM	432	6,892	$	15.95	23/01/2006
AMCORP	SGM	493	7,833	$	15.89	24/01/2006
AMCORP	SGM	1,330	20,919	$	15.73	27/01/2006
AMCORP	SGM	1,612	25,724	$	15.96	31/01/2006
AMCORP	SGM	3,869	60,083	$	15.53	02/02/2006
AMCORP	SGM	4,187	61,112	$	14.60	02/02/2006
AMCORP	SGM	4,070	59,748	$	14.68	02/02/2006
ARF	SGM	2,669	45,343	$	16.99	30/11/2005
ARF	SGM	27,189	462,213	$	17.00	02/12/2005
ARF	SGM	4,448	75,538	$	16.98	02/12/2005
ARF	SGM	1,901	32,303	$	16.99	02/12/2005
ARF	SGM	10,473	178,041	$	17.00	06/12/2005
ARF	SGM	1,022	17,367	$	16.99	06/12/2005
ARF	SGM	9,297	157,883	$	16.98	07/12/2005
ARF	SGM	2,337	39,284	$	16.81	08/12/2005
ARF	SGM	6,736	112,761	$	16.74	08/12/2005
ARF	SGM	5,057	84,452	$	16.70	14/12/2005
ARF	SGM	8,904	147,005	$	16.51	16/01/2006
ARF	SGM	1,506	24,067	$	15.98	19/01/2006
ARF	SGM	2,112	33,581	$	15.90	19/01/2006
ARF	SGM	1,893	30,199	$	15.95	23/01/2006
ARF	SGM	2,155	34,238	$	15.89	24/01/2006
ARF	SGM	5,809	91,365	$	15.73	27/01/2006
ARF	SGM	7,042	112,375	$	15.96	31/01/2006
ARF	SGM	17,773	260,908	$	14.68	02/02/2006
ARF	SGM	18,284	266,866	$	14.60	02/02/2006
ARF	SGM	16,897	262,399	$	15.53	02/02/2006
GSF	SGM	23,392	397,404	$	16.99	30/11/2005
GSF	SGM	82,043	1,394,731	$	17.00	02/12/2005
GSF	SGM	13,420	227,905	$	16.98	02/12/2005
GSF	SGM	5,737	97,487	$	16.99	02/12/2005
GSF	SGM	2,966	50,401	$	16.99	06/12/2005
GSF	SGM	30,391	516,647	$	17.00	06/12/2005
GSF	SGM	1	17	$	17.00	06/12/2005
GSF	SGM	30,514	518,192	$	16.98	07/12/2005
GSF	SGM	21,032	352,076	$	16.74	08/12/2005
GSF	SGM	7,295	122,627	$	16.81	08/12/2005
GSF	SGM	12,085	201,820	$	16.70	14/12/2005

GSF	SGM	6,314	105,887	$	16.77	22/12/2005
GSF	SGM	2,072	34,244	$	16.53	16/01/2006
GSF	SGM	26,961	445,126	$	16.51	16/01/2006
GSF	SGM	11,929	190,637	$	15.98	19/01/2006
GSF	SGM	16,724	265,912	$	15.90	19/01/2006
GSF	SGM	8,083	128,950	$	15.95	23/01/2006
GSF	SGM	5,751	91,370	$	15.89	24/01/2006
GSF	SGM	17,722	278,735	$	15.73	27/01/2006
GSF	SGM	3,298	53,098	$	16.10	30/01/2006
GSF	SGM	21,490	342,933	$	15.96	31/01/2006
GSF	SGM	51,606	801,405	$	15.53	02/02/2006
GSF	SGM	54,282	796,860	$	14.68	02/02/2006
GSF	SGM	55,839	815,004	$	14.60	02/02/2006
ICAS	SGM	4,216	71,625	$	16.99	30/11/2005
ICAS	SGM	2,008	34,101	$	16.98	02/12/2005
ICAS	SGM	858	14,580	$	16.99	02/12/2005
ICAS	SGM	12,275	208,675	$	17.00	02/12/2005
ICAS	SGM	557	9,465	$	16.99	06/12/2005
ICAS	SGM	5,706	97,002	$	17.00	06/12/2005
ICAS	SGM	4,500	76,419	$	16.98	07/12/2005
ICAS	SGM	3,451	57,770	$	16.74	08/12/2005
ICAS	SGM	1,197	20,121	$	16.81	08/12/2005
ICAS	SGM	1,880	31,396	$	16.70	14/12/2005
ICAS	SGM	1,205	20,208	$	16.77	22/12/2005
ICAS	SGM	2,992	49,448	$	16.53	16/01/2006
ICAS	SGM	4,068	67,163	$	16.51	16/01/2006
ICAS	SGM	2,533	40,275	$	15.90	19/01/2006
ICAS	SGM	1,807	28,878	$	15.98	19/01/2006
ICAS	SGM	461	7,354	$	15.95	23/01/2006
ICAS	SGM	990	15,729	$	15.89	24/01/2006
ICAS	SGM	2,667	41,947	$	15.73	27/01/2006
ICAS	SGM	3,236	51,639	$	15.96	31/01/2006
ICAS	SGM	7,772	120,694	$	15.53	02/02/2006
ICAS	SGM	8,411	122,764	$	14.60	02/02/2006
ICAS	SGM	8,175	120,009	$	14.68	02/02/2006
NSWTC	SGM	967	16,428	$	16.99	30/11/2005
NSWTC	SGM	725	12,320	$	16.99	02/12/2005
NSWTC	SGM	1,697	28,819	$	16.98	02/12/2005
NSWTC	SGM	10,373	176,341	$	17.00	02/12/2005
NSWTC	SGM	3,997	67,949	$	17.00	06/12/2005
NSWTC	SGM	390	6,627	$	16.99	06/12/2005
NSWTC	SGM	3,547	60,236	$	16.98	07/12/2005
NSWTC	SGM	891	14,977	$	16.81	08/12/2005
NSWTC	SGM	2,569	43,005	$	16.74	08/12/2005
NSWTC	SGM	1,523	25,434	$	16.70	14/12/2005
NSWTC	SGM	1,162	19,204	$	16.53	16/01/2006
NSWTC	SGM	3,404	56,200	$	16.51	16/01/2006
NSWTC	SGM	1,042	16,652	$	15.98	19/01/2006
NSWTC	SGM	1,461	23,230	$	15.90	19/01/2006
NSWTC	SGM	679	10,832	$	15.95	23/01/2006
NSWTC	SGM	825	13,107	$	15.89	24/01/2006
NSWTC	SGM	2,227	35,027	$	15.73	27/01/2006
NSWTC	SGM	2,700	43,086	$	15.96	31/01/2006
NSWTC	SGM	7,011	102,330	$	14.60	02/02/2006
NSWTC	SGM	6,478	100,599	$	15.53	02/02/2006
NSWTC	SGM	6,814	100,030	$	14.68	02/02/2006

PCCEF	SGM	170	2,889	$	16.99	02/12/2005
PCCEF	SGM	397	6,742	$	16.98	02/12/2005
PCCEF	SGM	2,429	41,293	$	17.00	02/12/2005
PCCEF	SGM	1,709	29,053	$	17.00	06/12/2005
PCCEF	SGM	167	2,838	$	16.99	06/12/2005
PCCEF	SGM	815	13,840	$	16.98	07/12/2005
PCCEF	SGM	178	2,992	$	16.81	08/12/2005
PCCEF	SGM	514	8,604	$	16.74	08/12/2005
PCCEF	SGM	272	4,542	$	16.70	14/12/2005
PCCEF	SGM	194	3,203	$	16.51	16/01/2006
PCCEF	SGM	462	7,346	$	15.90	19/01/2006
PCCEF	SGM	329	5,258	$	15.98	19/01/2006
PCCEF	SGM	727	11,598	$	15.95	23/01/2006
PCCEF	SGM	559	8,881	$	15.89	24/01/2006
PCCEF	SGM	627	9,862	$	15.73	27/01/2006
PCCEF	SGM	760	12,128	$	15.96	31/01/2006
PCCEF	SGM	148	2,441	$	16.49	01/02/2006
PCCEF	SGM	1,952	28,491	$	14.60	02/02/2006
PCCEF	SGM	1,804	28,015	$	15.53	02/02/2006
PCCEF	SGM	1,898	27,863	$	14.68	02/02/2006
PIFIJI	SGM	114	1,937	$	16.99	02/12/2005
PIFIJI	SGM	267	4,534	$	16.98	02/12/2005
PIFIJI	SGM	1,631	27,727	$	17.00	02/12/2005
PIFIJI	SGM	1,031	17,509	$	16.98	07/12/2005
PIFIJI	SGM	527	8,822	$	16.74	08/12/2005
PIFIJI	SGM	183	3,076	$	16.81	08/12/2005
PIFIJI	SGM	96	1,603	$	16.70	14/12/2005
PIFIJI	SGM	624	10,302	$	16.51	16/01/2006
PIFIJI	SGM	352	5,536	$	15.73	27/01/2006
PIFIJI	SGM	427	6,814	$	15.96	31/01/2006
PIFIJI	SGM	1,076	15,796	$	14.68	02/02/2006
PIFIJI	SGM	1,023	15,886	$	15.53	02/02/2006
PIFIJI	SGM	1,106	16,143	$	14.60	02/02/2006
PCEF	SGM	16,479	279,960	$	16.99	30/11/2005
PCEF	SGM	36,948	628,116	$	17.00	02/12/2005
PCEF	SGM	6,045	102,659	$	16.98	02/12/2005
PCEF	SGM	2,584	43,909	$	16.99	02/12/2005
PCEF	SGM	42	713	$	16.97	05/12/2005
PCEF	SGM	38,641	656,897	$	17.00	06/12/2005
PCEF	SGM	3,772	64,098	$	16.99	06/12/2005
PCEF	SGM	13,241	224,860	$	16.98	07/12/2005
PCEF	SGM	3,527	59,288	$	16.81	08/12/2005
PCEF	SGM	10,166	170,179	$	16.74	08/12/2005
PCEF	SGM	8,638	144,255	$	16.70	14/12/2005
PCEF	SGM	4,396	73,722	$	16.77	22/12/2005
PCEF	SGM	19,557	322,886	$	16.51	16/01/2006
PCEF	SGM	5,829	93,153	$	15.98	19/01/2006
PCEF	SGM	8,174	129,967	$	15.90	19/01/2006
PCEF	SGM	7,514	120,224	$	16.00	20/01/2006
PCEF	SGM	8,030	126,297	$	15.73	27/01/2006
PCEF	SGM	3,017	48,574	$	16.10	30/01/2006
PCEF	SGM	9,739	155,413	$	15.96	31/01/2006
PCEF	SGM	4,192	69,127	$	16.49	01/02/2006
PCEF	SGM	24,926	365,914	$	14.68	02/02/2006
PCEF	SGM	23,697	367,998	$	15.53	02/02/2006
PCEF	SGM	25,642	374,260	$	14.60	02/02/2006

PIACT	SGM	543	9,225	$	16.99	30/11/2005
PIACT	SGM	5,495	93,415	$	17.00	02/12/2005
PIACT	SGM	384	6,525	$	16.99	02/12/2005
PIACT	SGM	899	15,267	$	16.98	02/12/2005
PIACT	SGM	190	3,224	$	16.97	05/12/2005
PIACT	SGM	5,621	95,557	$	17.00	06/12/2005
PIACT	SGM	549	9,329	$	16.99	06/12/2005
PIACT	SGM	2,050	34,813	$	16.98	07/12/2005
PIACT	SGM	515	8,657	$	16.81	08/12/2005
PIACT	SGM	1,486	24,876	$	16.74	08/12/2005
PIACT	SGM	610	10,187	$	16.70	14/12/2005
PIACT	SGM	1,176	19,416	$	16.51	16/01/2006
PIACT	SGM	488	7,799	$	15.98	19/01/2006
PIACT	SGM	685	10,892	$	15.90	19/01/2006
PIACT	SGM	792	12,635	$	15.95	23/01/2006
PIACT	SGM	681	10,820	$	15.89	24/01/2006
PIACT	SGM	1,181	18,575	$	15.73	27/01/2006
PIACT	SGM	1,433	22,868	$	15.96	31/01/2006
PIACT	SGM	2	33	$	16.49	01/02/2006
PIACT	SGM	3,479	54,026	$	15.53	02/02/2006
PIACT	SGM	3,659	53,714	$	14.68	02/02/2006
PIACT	SGM	3,765	54,952	$	14.60	02/02/2006
PIHEST	SGM	1,314	22,323	$	16.99	30/11/2005
PIHEST	SGM	918	15,599	$	16.99	02/12/2005
PIHEST	SGM	2,148	36,478	$	16.98	02/12/2005
PIHEST	SGM	13,127	223,159	$	17.00	02/12/2005
PIHEST	SGM	472	8,010	$	16.97	05/12/2005
PIHEST	SGM	13,427	228,259	$	17.00	06/12/2005
PIHEST	SGM	1,311	22,278	$	16.99	06/12/2005
PIHEST	SGM	4,900	83,212	$	16.98	07/12/2005
PIHEST	SGM	3,553	59,477	$	16.74	08/12/2005
PIHEST	SGM	1,232	20,710	$	16.81	08/12/2005
PIHEST	SGM	1,454	24,282	$	16.70	14/12/2005
PIHEST	SGM	2,972	49,068	$	16.51	16/01/2006
PIHEST	SGM	1,160	18,538	$	15.98	19/01/2006
PIHEST	SGM	1,626	25,853	$	15.90	19/01/2006
PIHEST	SGM	1,893	30,199	$	15.95	23/01/2006
PIHEST	SGM	1,630	25,897	$	15.89	24/01/2006
PIHEST	SGM	2,821	44,369	$	15.73	27/01/2006
PIHEST	SGM	3,421	54,592	$	15.96	31/01/2006
PIHEST	SGM	10	165	$	16.49	01/02/2006
PIHEST	SGM	8,308	129,017	$	15.53	02/02/2006
PIHEST	SGM	8,990	131,214	$	14.60	02/02/2006
PIHEST	SGM	8,739	128,289	$	14.68	02/02/2006
PIWGAF	SGM	5,390	91,570	$	16.99	30/11/2005
PIWGAF	SGM	15,273	259,641	$	17.00	02/12/2005
PIWGAF	SGM	1,068	18,148	$	16.99	02/12/2005
PIWGAF	SGM	2,499	42,439	$	16.98	02/12/2005
PIWGAF	SGM	737	12,524	$	16.99	06/12/2005
PIWGAF	SGM	7,548	128,316	$	17.00	06/12/2005
PIWGAF	SGM	5,753	97,698	$	16.98	07/12/2005
PIWGAF	SGM	5,141	86,060	$	16.74	08/12/2005
PIWGAF	SGM	1,783	29,972	$	16.81	08/12/2005
PIWGAF	SGM	4,257	71,092	$	16.70	14/12/2005
PIWGAF	SGM	1,653	27,721	$	16.77	22/12/2005
PIWGAF	SGM	15,134	261,438	$	17.27	23/12/2005

PIWGAF	SGM	37,183	652,867	$	17.56	05/01/2006
PIWGAF	SGM	3,571	59,018	$	16.53	16/01/2006
PIWGAF	SGM	5,571	91,977	$	16.51	16/01/2006
PIWGAF	SGM	2,538	40,560	$	15.98	19/01/2006
PIWGAF	SGM	3,560	56,604	$	15.90	19/01/2006
PIWGAF	SGM	2,433	38,814	$	15.95	23/01/2006
PIWGAF	SGM	2,003	31,823	$	15.89	24/01/2006
PIWGAF	SGM	3,670	57,722	$	15.73	27/01/2006
PIWGAF	SGM	380	6,118	$	16.10	30/01/2006
PIWGAF	SGM	4,455	71,092	$	15.96	31/01/2006
PIWGAF	SGM	10,642	177,471	$	16.68	01/02/2006
PIWGAF	SGM	7,767	128,079	$	16.49	01/02/2006
PIWGAF	SGM	11,666	171,257	$	14.68	02/02/2006
PIWGAF	SGM	11,091	172,235	$	15.53	02/02/2006
PIWGAF	SGM	12,002	175,176	$	14.60	02/02/2006
PIWSPF	SGM	2,080	35,337	$	16.99	30/11/2005
PIWSPF	SGM	149	2,532	$	16.99	02/12/2005
PIWSPF	SGM	348	5,910	$	16.98	02/12/2005
PIWSPF	SGM	2,124	36,108	$	17.00	02/12/2005
PIWSPF	SGM	151	2,566	$	16.99	06/12/2005
PIWSPF	SGM	1,547	26,299	$	17.00	06/12/2005
PIWSPF	SGM	913	15,505	$	16.98	07/12/2005
PIWSPF	SGM	680	11,383	$	16.74	08/12/2005
PIWSPF	SGM	236	3,967	$	16.81	08/12/2005
PIWSPF	SGM	1,019	17,017	$	16.70	14/12/2005
PIWSPF	SGM	636	10,666	$	16.77	22/12/2005
PIWSPF	SGM	1,250	21,942	$	17.55	04/01/2006
PIWSPF	SGM	1,578	26,079	$	16.53	16/01/2006
PIWSPF	SGM	741	12,234	$	16.51	16/01/2006
PIWSPF	SGM	335	5,354	$	15.98	19/01/2006
PIWSPF	SGM	470	7,473	$	15.90	19/01/2006
PIWSPF	SGM	366	5,839	$	15.95	23/01/2006
PIWSPF	SGM	185	2,939	$	15.89	24/01/2006
PIWSPF	SGM	488	7,675	$	15.73	27/01/2006
PIWSPF	SGM	274	4,411	$	16.10	30/01/2006
PIWSPF	SGM	594	9,479	$	15.96	31/01/2006
PIWSPF	SGM	1,502	22,049	$	14.68	02/02/2006
PIWSPF	SGM	1,428	22,176	$	15.53	02/02/2006
PIWSPF	SGM	1,546	22,565	$	14.60	02/02/2006
PMCBUS	SGM	1,280	21,751	$	16.99	02/12/2005
PMCBUS	SGM	2,995	50,863	$	16.98	02/12/2005
PMCBUS	SGM	18,308	311,236	$	17.00	02/12/2005
PMCBUS	SGM	16,434	279,378	$	17.00	06/12/2005
PMCBUS	SGM	1,604	27,257	$	16.99	06/12/2005
PMCBUS	SGM	6,464	109,772	$	16.98	07/12/2005
PMCBUS	SGM	4,931	82,545	$	16.74	08/12/2005
PMCBUS	SGM	1,711	28,761	$	16.81	08/12/2005
PMCBUS	SGM	2,101	35,087	$	16.70	14/12/2005
PMCBUS	SGM	4,704	78,887	$	16.77	22/12/2005
PMCBUS	SGM	4,168	68,814	$	16.51	16/01/2006
PMCBUS	SGM	1,622	25,921	$	15.98	19/01/2006
PMCBUS	SGM	2,274	36,157	$	15.90	19/01/2006
PMCBUS	SGM	2,654	42,340	$	15.95	23/01/2006
PMCBUS	SGM	2,293	36,431	$	15.89	24/01/2006
PMCBUS	SGM	3,929	61,796	$	15.73	27/01/2006
PMCBUS	SGM	4,764	76,023	$	15.96	31/01/2006

PMCBUS	SGM	12,170	178,656	$	14.68	02/02/2006
PMCBUS	SGM	11,570	179,674	$	15.53	02/02/2006
PMCBUS	SGM	12,520	182,737	$	14.60	02/02/2006
PMCGSF	SGM	624	10,601	$	16.99	30/11/2005
PMCGSF	SGM	665	11,300	$	16.99	02/12/2005
PMCGSF	SGM	1,556	26,425	$	16.98	02/12/2005
PMCGSF	SGM	9,509	161,653	$	17.00	02/12/2005
PMCGSF	SGM	451	7,664	$	16.99	06/12/2005
PMCGSF	SGM	4,618	78,506	$	17.00	06/12/2005
PMCGSF	SGM	3,262	55,396	$	16.98	07/12/2005
PMCGSF	SGM	2,365	39,590	$	16.74	08/12/2005
PMCGSF	SGM	821	13,801	$	16.81	08/12/2005
PMCGSF	SGM	95	1,587	$	16.70	14/12/2005
PMCGSF	SGM	7,092	118,934	$	16.77	22/12/2005
PMCGSF	SGM	1,512	24,989	$	16.53	16/01/2006
PMCGSF	SGM	3,187	52,617	$	16.51	16/01/2006
PMCGSF	SGM	974	15,565	$	15.98	19/01/2006
PMCGSF	SGM	1,366	21,719	$	15.90	19/01/2006
PMCGSF	SGM	669	10,673	$	15.95	23/01/2006
PMCGSF	SGM	766	12,170	$	15.89	24/01/2006
PMCGSF	SGM	2,101	33,045	$	15.73	27/01/2006
PMCGSF	SGM	2,548	41,023	$	16.10	30/01/2006
PMCGSF	SGM	2,547	40,645	$	15.96	31/01/2006
PMCGSF	SGM	6,112	94,915	$	15.53	02/02/2006
PMCGSF	SGM	6,613	96,521	$	14.60	02/02/2006
PMCGSF	SGM	6,429	94,378	$	14.68	02/02/2006
PMHOST	SGM	524	8,904	$	16.99	02/12/2005
PMHOST	SGM	1,226	20,821	$	16.98	02/12/2005
PMHOST	SGM	7,497	127,449	$	17.00	02/12/2005
PMHOST	SGM	721	12,252	$	16.99	06/12/2005
PMHOST	SGM	7,391	125,647	$	17.00	06/12/2005
PMHOST	SGM	2,519	42,778	$	16.98	07/12/2005
PMHOST	SGM	1,590	26,617	$	16.74	08/12/2005
PMHOST	SGM	552	9,279	$	16.81	08/12/2005
PMHOST	SGM	1,528	25,518	$	16.70	14/12/2005
PMHOST	SGM	4,127	68,137	$	16.51	16/01/2006
PMHOST	SGM	997	15,933	$	15.98	19/01/2006
PMHOST	SGM	1,399	22,244	$	15.90	19/01/2006
PMHOST	SGM	1,328	21,248	$	16.00	20/01/2006
PMHOST	SGM	1,607	25,275	$	15.73	27/01/2006
PMHOST	SGM	183	2,946	$	16.10	30/01/2006
PMHOST	SGM	1,948	31,086	$	15.96	31/01/2006
PMHOST	SGM	596	9,828	$	16.49	01/02/2006
PMHOST	SGM	4,732	73,485	$	15.53	02/02/2006
PMHOST	SGM	5,121	74,744	$	14.60	02/02/2006
PMHOST	SGM	4,978	73,077	$	14.68	02/02/2006
ICSC	SGM	10,616	180,696	$	17.02	28/11/2005
ICSC	SGM	6,883	117,160	$	17.02	30/11/2005
ICSC	SGM	14,920	249,370	$	16.71	13/12/2005
ICSC	SGM	10,446	174,939	$	16.75	14/12/2005
ICSC	SGM	5,051	84,884	$	16.81	20/12/2005
ICSC	SGM	13,804	232,105	$	16.81	22/12/2005
ICSC	SGM	13,414	231,919	$	17.29	23/12/2005
ICSC	SGM	11,514	202,315	$	17.57	04/01/2006
ICSC	SGM	10,675	182,649	$	17.11	10/01/2006
ICSC	SGM	4,562	76,180	$	16.70	11/01/2006

ICSC	SGM	-	8,010	-	134,406	$	16.78	12/01/2006
ICSC	SGM	-	8,767	-	147,180	$	16.79	13/01/2006
ICSC	SGM	-	26,659	-	440,364	$	16.52	16/01/2006
ICSC	SGM	-	10,641	-	172,872	$	16.25	30/01/2006
ICSC	SGM	-	11,925	-	199,505	$	16.73	01/02/2006
ICSC	SGM	-	3,433	-	60,839	$	17.72	09/01/2006
ICSC	SGM	-	14,343	-	243,831	$	17.00	01/02/2006
ICSC	SGM		21,232		309,894	$	14.60	02/02/2006
GSF	SGM	-	8,219	-	139,730	$	17.00	07/12/2005
GSF	SGM	-	80,000	-	1,339,200	$	16.74	08/12/2005
GSF	SGM	-	260	-	4,420	$	17.00	08/12/2005
GSF	SGM	-	5,853	-	97,974	$	16.74	08/12/2005
GSF	SGM	-	50,000	-	835,690	$	16.71	13/12/2005
GSF	SGM	-	20,000	-	337,690	$	16.88	15/12/2005
GSF	SGM	-	15,327	-	257,670	$	16.81	20/12/2005
GSF	SGM	-	21,607	-	364,754	$	16.88	21/12/2005
GSF	SGM	-	100,000	-	1,651,000	$	16.51	16/01/2006
PMSTA	SGM		6,584		111,855	$	16.99	30/11/2005
PMSTA	SGM		17,309		294,253	$	17.00	02/12/2005
PMSTA	SGM		1,210		20,561	$	16.99	02/12/2005
PMSTA	SGM		2,832		48,094	$	16.98	02/12/2005
PMSTA	SGM		512		8,689	$	16.97	05/12/2005
PMSTA	SGM		17,708		301,036	$	17.00	06/12/2005
PMSTA	SGM		1,729		29,381	$	16.99	06/12/2005
PMSTA	SGM		6,550		111,233	$	16.98	07/12/2005
PMSTA	SGM		1,656		27,837	$	16.81	08/12/2005
PMSTA	SGM		4,774		79,917	$	16.74	08/12/2005
PMSTA	SGM		2,046		34,168	$	16.70	14/12/2005
PMSTA	SGM		1,671		26,704	$	15.98	19/01/2006
PMSTA	SGM		2,342		37,238	$	15.90	19/01/2006
PMSTA	SGM		2,521		40,218	$	15.95	23/01/2006
PMSTA	SGM		2,536		40,291	$	15.89	24/01/2006
PMSTA	SGM		3,722		58,540	$	15.73	27/01/2006
PMSTA	SGM		4,513		72,018	$	15.96	31/01/2006
PMSTA	SGM		11,859		173,089	$	14.60	02/02/2006
PMSTA	SGM		10,959		170,186	$	15.53	02/02/2006
PMSTA	SGM		11,528		169,231	$	14.68	02/02/2006
PMWSCM	SGM	-	9,384	-	159,726	$	17.02	28/11/2005
PMWSCM	SGM	-	13,117	-	223,274	$	17.02	30/11/2005
PMWSCM	SGM	-	15,080	-	252,044	$	16.71	13/12/2005
PMWSCM	SGM	-	9,554	-	160,001	$	16.75	14/12/2005
PMWSCM	SGM	-	4,449	-	74,767	$	16.81	20/12/2005
PMWSCM	SGM	-	11,196	-	188,253	$	16.81	22/12/2005
PMWSCM	SGM	-	11,849	-	204,861	$	17.29	23/12/2005
PMWSCM	SGM	-	8,486	-	149,109	$	17.57	04/01/2006
PMWSCM	SGM	-	9,325	-	159,551	$	17.11	10/01/2006
PMWSCM	SGM	-	10,438	-	174,303	$	16.70	11/01/2006
PMWSCM	SGM	-	6,990	-	117,291	$	16.78	12/01/2006
PMWSCM	SGM	-	6,233	-	104,639	$	16.79	13/01/2006
PMWSCM	SGM	-	23,341	-	385,556	$	16.52	16/01/2006
PMWSCM	SGM	-	9,359	-	152,044	$	16.25	30/01/2006
PMWSCM	SGM	-	8,075	-	135,095	$	16.73	01/02/2006
PMWSCS	SGM	-	3,020	-	53,520	$	17.72	09/01/2006
PMWSCS	SGM	-	15,657	-	266,169	$	17.00	01/02/2006
PMWSCS	SGM		18,768		273,930	$	14.60	02/02/2006
PMWSRF	SGM		1,466		24,906	$	16.99	30/11/2005

PMWSRF	SGM	6,116	103,972	$	17.00	02/12/2005
PMWSRF	SGM	428	7,273	$	16.99	02/12/2005
PMWSRF	SGM	1,001	16,999	$	16.98	02/12/2005
PMWSRF	SGM	7,500	127,448	$	16.99	06/12/2005
PMWSRF	SGM	76,835	1,306,195	$	17.00	06/12/2005
PMWSRF	SGM	2,206	37,463	$	16.98	07/12/2005
PMWSRF	SGM	1,600	26,784	$	16.74	08/12/2005
PMWSRF	SGM	555	9,329	$	16.81	08/12/2005
PMWSRF	SGM	2,550	42,330	$	16.60	20/12/2005
PMWSRF	SGM	1,500	24,765	$	16.51	16/01/2006
PMWSRF	SGM	1,331	20,934	$	15.73	27/01/2006
PMWSRF	SGM	300	4,830	$	16.10	30/01/2006
PMWSRF	SGM	1,614	25,756	$	15.96	31/01/2006
PMWSRF	SGM	300	4,947	$	16.49	01/02/2006
SMF	SGM	470	7,985	$	16.99	30/11/2005
SMF	SGM	4,966	84,422	$	17.00	02/12/2005
SMF	SGM	812	13,790	$	16.98	02/12/2005
SMF	SGM	347	5,896	$	16.99	02/12/2005
SMF	SGM	4,963	84,807	$	17.09	05/12/2005
SMF	SGM	282	4,792	$	16.99	06/12/2005
SMF	SGM	2,894	49,198	$	17.00	06/12/2005
SMF	SGM	1,657	28,139	$	16.98	07/12/2005
SMF	SGM	1,203	20,138	$	16.74	08/12/2005
SMF	SGM	417	7,010	$	16.81	08/12/2005
SMF	SGM	866	14,462	$	16.70	14/12/2005
SMF	SGM	1,590	26,251	$	16.51	16/01/2006
SMF	SGM	325	5,185	$	15.95	23/01/2006
SMF	SGM	383	6,085	$	15.89	24/01/2006
SMF	SGM	1,033	16,247	$	15.73	27/01/2006
SMF	SGM	1,252	19,979	$	15.96	31/01/2006
SMF	SGM	3,005	46,666	$	15.53	02/02/2006
SMF	SGM	3,161	46,403	$	14.68	02/02/2006
SMF	SGM	3,251	47,450	$	14.60	02/02/2006
TEL	SGM	2,218	37,681	$	16.99	30/11/2005
TEL	SGM	24,098	409,666	$	17.00	02/12/2005
TEL	SGM	3,942	66,945	$	16.98	02/12/2005
TEL	SGM	1,685	28,633	$	16.99	02/12/2005
TEL	SGM	905	15,379	$	16.99	06/12/2005
TEL	SGM	9,274	157,658	$	17.00	06/12/2005
TEL	SGM	8,237	139,882	$	16.98	07/12/2005
TEL	SGM	5,971	99,955	$	16.74	08/12/2005
TEL	SGM	2,071	34,813	$	16.81	08/12/2005
TEL	SGM	4,491	75,000	$	16.70	14/12/2005
TEL	SGM	2,732	45,151	$	16.53	16/01/2006
TEL	SGM	7,917	130,710	$	16.51	16/01/2006
TEL	SGM	3,400	54,060	$	15.90	19/01/2006
TEL	SGM	2,424	38,738	$	15.98	19/01/2006
TEL	SGM	1,689	26,945	$	15.95	23/01/2006
TEL	SGM	1,919	30,489	$	15.89	24/01/2006
TEL	SGM	5,181	81,488	$	15.73	27/01/2006
TEL	SGM	6,280	100,215	$	15.96	31/01/2006
TEL	SGM	53,336	890,711	$	16.70	01/02/2006
TEL	SGM	1,833	30,227	$	16.49	01/02/2006
TEL	SGM	14,310	222,224	$	15.53	02/02/2006
TEL	SGM	15,052	220,963	$	14.68	02/02/2006
TEL	SGM	15,484	225,998	$	14.60	02/02/2006

SSCEF	SGM	2,873	48,841	$	17.00	02/12/2005
SSCEF	SGM	201	3,416	$	16.99	02/12/2005
SSCEF	SGM	470	7,982	$	16.98	02/12/2005
SSCEF	SGM	1,515	25,755	$	17.00	06/12/2005
SSCEF	SGM	148	2,515	$	16.99	06/12/2005
SSCEF	SGM	961	16,320	$	16.98	07/12/2005
SSCEF	SGM	64	1,076	$	16.81	08/12/2005
SSCEF	SGM	186	3,114	$	16.74	08/12/2005
SSCEF	SGM	851	14,212	$	16.70	14/12/2005
SSCEF	SGM	1,306	21,562	$	16.51	16/01/2006
SSCEF	SGM	384	6,137	$	15.98	19/01/2006
SSCEF	SGM	538	8,554	$	15.90	19/01/2006
SSCEF	SGM	3,022	48,606	$	16.08	20/01/2006
SSCEF	SGM	583	9,301	$	15.95	23/01/2006
SSCEF	SGM	631	10,025	$	15.89	24/01/2006
SSCEF	SGM	704	11,073	$	15.73	27/01/2006
SSCEF	SGM	854	13,628	$	15.96	31/01/2006
SSCEF	SGM	152	2,507	$	16.49	01/02/2006
SSCEF	SGM	2,163	31,570	$	14.60	02/02/2006
SSCEF	SGM	1,999	31,043	$	15.53	02/02/2006
SSCEF	SGM	2,102	30,857	$	14.68	02/02/2006

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Sims Group Limited

ACN/ARSN

1. **Details of substantial holder (1)**

Name
M&G Investment Management Limited
M&G Limited
M&G Group Limited
Prudential plc

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 03 February 2006

The previous notice was given to the company on 17 November 2005

The previous notice was dated 17 November 2005

2. **Previous and present voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary	8,250,000	6.67%	8,951,978	7.24%

3. **Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential Plc	PLEASE SEE ANNEX 1 (Below)			

4. **Present relevant interests**

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Chase Nominees Ltd	Chase Nominees Ltd	Power to exercise or control the exercise of, a right to vote attached to the securities Power to dispose of, or control the exercise of a power to dispose of, the securities	4,150,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01		3,300,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,500,000

M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc	Nortrust Noms Ltd	Nortrust Noms Ltd		1,978

5. **Changes in association**

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
No change	

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Management Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Limited	Laurence Pountney Hill, London EC4R 0HH, England
M&G Group Limited	Laurence Pountney Hill, London EC4R 0HH, England
Prudential plc	Laurence Pountney Hill, London EC4R 0HH, England
Chase Nominees Ltd	125 London Wall, London EC2Y 5AJ, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name Richard Harding   capacity Notifiables Administrator

sign here Richard Harding   date 07-February-2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form

(2) *See the definition of "associate" in section 9 of the Corporations Law*

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) *The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.*

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled *to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any* benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired

Annex 1: Transactions: 9 November 2005 to 3 February 2006

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Nortrust Noms Ltd A/C MEJ01)	11-Jan-06 12-Jan-06 13-Jan-06	2,443,063.93 787,383.44 1,812,997.20		145,513 46,892 107,595
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Chase Nominees Ltd)	09-Nov-05 03-Feb-06	1,696,965.67 4,509,136.95		100,000 300,000
M&G Investment Management Limited, M&G Limited, M&G Group Limited, Prudential plc, (Nortrust Noms Ltd)	30-Jan-06	31,868.09		1,978

Exemption No 82-3838

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. Details of substantial holder (1)

Name PERPETUAL TRUSTEES AUSTRALIA LIMITED

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _10_/_02_/_2006__

The previous notice was given to the company on _03_/_02_/_2006__

The previous notice was dated _02_/_02_/_2006__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	12,978,702	10.50%	14,517,876	11.75%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the *company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:*

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited *ACF: Perpetual Wholesale Smaller Co Fund* Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	*RBC Global Services Australia Nominees Pty Limited* ATF: Perpetual Property Securities Fund Account Code: PIPSF *GPO Box 5424 Sydney NSW 2001*	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) *GPO Box 5424 Sydney NSW 2001*	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) *GPO Box 5424 Sydney NSW 2001*

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian *Retirement Fund. Account Code: PIARF* RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd. ACF: Commonwealth *Aust Shares Fund 4. Account Code:PICISF* RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P.O. Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270 Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 6498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Global Services Australia Nominees Pty Limited GPO Box 5424. Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P T A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE GPO Box R209, Royal Exchange. Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000

T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	264,328
ARF	PM	1,154,320
GSF	PM	3,808,766
ICAS	PM	531,602
ICSC	PM	759,364
NSWTC	PM	442,533
PCEF	PM	1,391,569
SMF	PM	205,276
TEL	PM	977,544
PMCBUS	PM	679,255
PMHOST	PM	277,572
PMSTA	PM	644,072
PMSCA	PM	8,168
PMCGSF	PM	417,603
PMWSRF	PM	454,302
PMWSCM	PM	455,766
PMWSCS	PM	214,012
PIWGAF	PM	759,866
PIWSPF	PM	98,250
PIACT	PM	204,222
PIFIJI	PM	77,194
SSCEF	SS	106,407
PIHEST	PM	487,745
PCCEF	PC	98,140

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
AMCORP	SGM	661	9,880	$	14.95	03/02/2006
AMCORP	SGM	3,816	57,112	$	14.97	06/02/2006
AMCORP	SGM	2,847	42,705	$	15.00	07/02/2006
AMCORP	SGM	1,458	21,860	$	14.99	07/02/2006
AMCORP	SGM	2,002	29,198	$	14.58	08/02/2006
AMCORP	SGM	9,655	141,369	$	14.64	09/02/2006
AMCORP	SGM	5,960	86,984	$	14.59	10/02/2006
ARF	SGM	2,869	42,882	$	14.95	03/02/2006
ARF	SGM	16,663	249,385	$	14.97	06/02/2006
ARF	SGM	6,365	95,429	$	14.99	07/02/2006
ARF	SGM	12,434	186,510	$	15.00	07/02/2006
ARF	SGM	8,743	127,511	$	14.58	08/02/2006
ARF	SGM	42,162	617,340	$	14.64	09/02/2006
ARF	SGM	26,032	379,927	$	14.59	10/02/2006
GSF	SGM	11,120	166,206	$	14.95	03/02/2006
GSF	SGM	50,901	761,805	$	14.97	06/02/2006
GSF	SGM	19,454	291,670	$	14.99	07/02/2006
GSF	SGM	38,011	570,165	$	15.00	07/02/2006
GSF	SGM	26,738	389,955	$	14.58	08/02/2006
GSF	SGM	128,746	1,885,112	$	14.64	09/02/2006
GSF	SGM	84,640	1,235,287	$	14.59	10/02/2006
ICAS	SGM	2,046	30,581	$	14.95	03/02/2006
ICAS	SGM	7,675	114,867	$	14.97	06/02/2006
ICAS	SGM	2,930	43,929	$	14.99	07/02/2006
ICAS	SGM	5,724	85,860	$	15.00	07/02/2006
ICAS	SGM	4,028	58,746	$	14.58	08/02/2006
ICAS	SGM	19,391	283,925	$	14.64	09/02/2006
ICAS	SGM	12,678	185,030	$	14.59	10/02/2006
NSWTC	SGM	1,103	16,486	$	14.95	03/02/2006
NSWTC	SGM	6,388	95,605	$	14.97	06/02/2006
NSWTC	SGM	4,767	71,505	$	15.00	07/02/2006
NSWTC	SGM	2,440	36,582	$	14.99	07/02/2006
NSWTC	SGM	3,352	48,887	$	14.58	08/02/2006
NSWTC	SGM	16,165	236,690	$	14.64	09/02/2006
NSWTC	SGM	9,951	145,231	$	14.59	10/02/2006
PCCEF	SGM	901	13,467	$	14.95	03/02/2006
PCCEF	SGM	1,780	26,640	$	14.97	06/02/2006
PCCEF	SGM	1,328	19,920	$	15.00	07/02/2006
PCCEF	SGM	680	10,195	$	14.99	07/02/2006
PCCEF	SGM	954	13,913	$	14.58	08/02/2006
PCCEF	SGM	4,750	69,550	$	14.64	09/02/2006
PCCEF	SGM	6,350	92,676	$	14.59	10/02/2006
PIFIJI	SGM	1,008	15,086	$	14.97	06/02/2006
PIFIJI	SGM	752	11,280	$	15.00	07/02/2006
PIFIJI	SGM	385	5,772	$	14.99	07/02/2006
PIFIJI	SGM	528	7,701	$	14.58	08/02/2006
PIFIJI	SGM	2,885	42,242	$	14.64	09/02/2006
PCEF	SGM	7,161	107,033	$	14.95	03/02/2006
PCEF	SGM	23,397	350,169	$	14.97	06/02/2006
PCEF	SGM	8,940	134,036	$	14.99	07/02/2006
PCEF	SGM	17,465	261,975	$	15.00	07/02/2006
PCEF	SGM	12,102	176,499	$	14.58	08/02/2006

PCEF	SGM	56,681	829,929	$	14.64	09/02/2006
PCEF	SGM	51,445	750,819	$	14.59	10/02/2006
PIACT	SGM	2,304	34,437	$	14.95	03/02/2006
PIACT	SGM	3,430	51,335	$	14.97	06/02/2006
PIACT	SGM	1,310	19,641	$	14.99	07/02/2006
PIACT	SGM	2,560	38,400	$	15.00	07/02/2006
PIACT	SGM	1,773	25,858	$	14.58	08/02/2006
PIACT	SGM	8,460	123,872	$	14.64	09/02/2006
PIACT	SGM	4,185	61,078	$	14.59	10/02/2006
PIHEST	SGM	5,501	82,221	$	14.95	03/02/2006
PIHEST	SGM	8,192	122,605	$	14.97	06/02/2006
PIHEST	SGM	3,129	46,912	$	14.99	07/02/2006
PIHEST	SGM	6,114	91,710	$	15.00	07/02/2006
PIHEST	SGM	4,234	61,750	$	14.58	08/02/2006
PIHEST	SGM	20,204	295,829	$	14.64	09/02/2006
PIHEST	SGM	10,035	146,457	$	14.59	10/02/2006
PIWGAF	SGM	8,360	124,954	$	14.95	03/02/2006
PIWGAF	SGM	10,961	164,047	$	14.97	06/02/2006
PIWGAF	SGM	8,174	122,610	$	15.00	07/02/2006
PIWGAF	SGM	4,184	62,730	$	14.99	07/02/2006
PIWGAF	SGM	5,748	83,831	$	14.58	08/02/2006
PIWGAF	SGM	27,708	405,703	$	14.64	09/02/2006
PIWGAF	SGM	18,385	268,322	$	14.59	10/02/2006
PIWSPF	SGM	548	8,191	$	14.95	03/02/2006
PIWSPF	SGM	1,410	21,103	$	14.97	06/02/2006
PIWSPF	SGM	1,052	15,780	$	15.00	07/02/2006
PIWSPF	SGM	538	8,066	$	14.99	07/02/2006
PIWSPF	SGM	739	10,778	$	14.58	08/02/2006
PIWSPF	SGM	3,564	52,184	$	14.64	09/02/2006
PIWSPF	SGM	2,867	41,843	$	14.59	10/02/2006
PMCBUS	SGM	7,739	115,672	$	14.95	03/02/2006
PMCBUS	SGM	11,409	170,752	$	14.97	06/02/2006
PMCBUS	SGM	4,358	65,339	$	14.99	07/02/2006
PMCBUS	SGM	8,514	127,710	$	15.00	07/02/2006
PMCBUS	SGM	5,896	85,989	$	14.58	08/02/2006
PMCBUS	SGM	28,148	412,146	$	14.64	09/02/2006
PMCBUS	SGM	13,715	200,165	$	14.59	10/02/2006
PMCGSF	SGM	1,182	17,667	$	14.95	03/02/2006
PMCGSF	SGM	6,029	90,232	$	14.97	06/02/2006
PMCGSF	SGM	4,498	67,470	$	15.00	07/02/2006
PMCGSF	SGM	2,303	34,528	$	14.99	07/02/2006
PMCGSF	SGM	3,163	46,130	$	14.58	08/02/2006
PMCGSF	SGM	15,254	223,351	$	14.64	09/02/2006
PMCGSF	SGM	9,401	137,204	$	14.59	10/02/2006
PMHOST	SGM	1,054	15,754	$	14.95	03/02/2006
PMHOST	SGM	4,666	69,833	$	14.97	06/02/2006
PMHOST	SGM	3,482	52,230	$	15.00	07/02/2006
PMHOST	SGM	1,783	26,732	$	14.99	07/02/2006
PMHOST	SGM	2,412	35,177	$	14.58	08/02/2006
PMHOST	SGM	11,309	165,588	$	14.64	09/02/2006
PMHOST	SGM	10,177	148,529	$	14.59	10/02/2006
ICSC	SGM	8,402	125,581	$	14.95	03/02/2006
ICSC	SGM	10,628	159,913	$	15.05	06/02/2006
ICSC	SGM	5,314	79,531	$	14.97	06/02/2006
ICSC	SGM	8,033	117,290	$	14.60	08/02/2006
ICSC	SGM	10,521	153,550	$	14.59	10/02/2006

ICSC	SGM	10,559	157,821	$	14.95	03/02/2006
GSF	SGM	90,000	1,318,986	$	14.66	09/02/2006
PMSTA	SGM	7,741	115,702	$	14.95	03/02/2006
PMSTA	SGM	10,806	161,727	$	14.97	06/02/2006
PMSTA	SGM	8,065	120,975	$	15.00	07/02/2006
PMSTA	SGM	4,128	61,890	$	14.99	07/02/2006
PMSTA	SGM	5,583	81,424	$	14.58	08/02/2006
PMSTA	SGM	27,190	398,119	$	14.64	09/02/2006
PMSTA	SGM	1,181	17,236	$	14.59	10/02/2006
PMWSCM	SGM	7,598	113,564	$	14.95	03/02/2006
PMWSCM	SGM	9,372	141,015	$	15.05	06/02/2006
PMWSCM	SGM	4,686	70,133	$	14.97	06/02/2006
PMWSCM	SGM	6,967	101,725	$	14.60	08/02/2006
PMWSCM	SGM	9,479	138,342	$	14.59	10/02/2006
PMWSCS	SGM	9,441	141,111	$	14.95	03/02/2006
PMWSRF	SGM	2,000	29,169	$	14.58	08/02/2006
PMWSRF	SGM	9,500	139,100	$	14.64	09/02/2006
SMF	SGM	512	7,653	$	14.95	03/02/2006
SMF	SGM	2,963	44,345	$	14.97	06/02/2006
SMF	SGM	1,132	16,972	$	14.99	07/02/2006
SMF	SGM	2,211	33,165	$	15.00	07/02/2006
SMF	SGM	1,555	22,679	$	14.58	08/02/2006
SMF	SGM	7,498	109,786	$	14.64	09/02/2006
SMF	SGM	4,629	67,558	$	14.59	10/02/2006
TEL	SGM	9,599	143,472	$	14.95	03/02/2006
TEL	SGM	14,111	211,191	$	14.97	06/02/2006
TEL	SGM	5,390	80,811	$	14.99	07/02/2006
TEL	SGM	10,530	157,950	$	15.00	07/02/2006
TEL	SGM	7,404	107,982	$	14.58	08/02/2006
TEL	SGM	35,705	522,796	$	14.64	09/02/2006
TEL	SGM	22,058	321,928	$	14.59	10/02/2006
SSCEF	SGM	1,099	16,426	$	14.95	03/02/2006
SSCEF	SGM	1,972	29,514	$	14.97	06/02/2006
SSCEF	SGM	753	11,290	$	14.99	07/02/2006
SSCEF	SGM	1,472	22,080	$	15.00	07/02/2006
SSCEF	SGM	1,046	15,255	$	14.58	08/02/2006
SSCEF	SGM	8,773	128,038	$	14.59	10/02/2006

Exemption No 82-3838

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	SIMS GROUP LIMITED
ACN/ARSN	008 634 526

1. Details of substantial holder (1)

Name	PERPETUAL TRUSTEES AUSTRALIA LIMITED
ACN (if applicable)	000 431 827

There was a change in the interests of the Substantial holder on	_16_/_02_/_2006__
The previous notice was given to the company on	_13_/_02_/_2006__
The previous notice was dated	_10_/_02_/_2006__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	14,517,876	11.75%	15,898,197	12.86%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name **GLENDA CHARLES** Capacity **ASST. COMPANY SECRETARY**

Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML) as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) RBC Globabl Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Investments) GPO Box 5424 Sydney NSW 2001
GSF	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
ICAS	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PIICAS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
ICSC	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIIC A/C> GPO Box 5424 Sydney NSW 2001
PCEF	RBC Global Services Australia Nominees Pty Limited Account Code: PICEF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code PIWGAS RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Services Australia Nominees Pty Ltd ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PMISF1	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMISF1 A/C> GPO Box 5424 Sydney NSW 2001
PMISF2	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code: PIISF2 GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISF2 A/C> GPO Box 5424 Sydney NSW 2001

PMISFJ	RBC Global Services Australia Nominees Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISFJ GPO Box 5424 Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PMISFJ A/C> GPO Box 5424 Sydney NSW 2001
PMSCA	RBC Global Services Australia Nominees Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: *Perpetual Wholesale Smaller Co Fund* Account Code: PIWSCM GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCM A/C> GPO Box 5424 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCS GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSCS A/C> GPO Box 5424 Sydney NSW 2001
PMWSRF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesael Ethical Fund Account Code: PIWSRF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PMWSRF A/C> GPO Box 5424 Sydney NSW 2001
PPSF	*RBC Global Services Australia Nominees Pty Limited* ATF: Perpetual Property Securities Fund Account Code: PIPSF *GPO Box 5424 Sydney NSW 2001*	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
PWSCF	RBC Global Services Australia Nominess Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001

Perpetual Investments Management Limited (PIML) as Trustee for:

ALL 'SS' CODES	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) *GPO Box 5424 Sydney NSW 2001*	RBC Global Services Australia Nominees Pty Limited ACF: PIML (Select Super) *GPO Box 5424 Sydney NSW 2001*

Perpetual Investments Management Limited (PIML) under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account. Account Code: PIAMC RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 6822 - 16. 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian *Retirement Fund. Account Code: PIARF* RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4. Account Code:PICISF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS04 GPO Box 764G. Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF NSW Treasury Corporation Account Code: PINSWT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209, Royal Exchange, Sydney NSW 1225

PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury. Account Code: PIACT RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIEFM6	Cogent Nominees Pty Ltd ACF EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: WTXME6 P O Box R209, Royal Exchange, Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C FNPEAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Global Services Australia Nominees Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIJUTD	BNP Paribas Securities Services ACF: PI United Sector Leaders Property Fund Account Code: PIJUTD RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C: USLJFP GPO Box 4270 Sydney NSW 2000
PIMIT	Guardian TrustAustralia Ltd ACF: Perpetual James Fielding Meridian Investment Trust Account code PIMIT RBC Global Services Australia Nominees Pty Ltd GPO Box 5424 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Global Services Australia Nominees Pty Limited ACF: SAS Trustee Corporation. Account Code: PISTCF GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G, Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Global Services Australia Pty Ltd GPO Box 5424 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PIMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BQ8D Level 9 / 50 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7, Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001

PMSTA	National Nominees Limited ACF: Super Trust of Australia Account Code: PISTA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South *271 Collins Street Melbourne VIC 3000*
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTAL	*Perpetual Australia Co Limited Account Code: PTPAL* RBC Global Services Australia Nominees Pty Limited GPO Box 5424, Sydney NSW 2000	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5430, Sydney NSW 2000
PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTCO	Perpetual Trustee Co. Limited Account Code: PTPCO RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTNM	P T A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTQLD RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PT A/C> GPO Box 5424, Sydney NSW 2001
QITE2	RBC Global Services Australia Nominees Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5424 Sydney NSW 2001	RBC Global Services Australia Nominees Pty Limited <PIPOOLED A/C> GPO Box 5424 Sydney NSW 2001
SMF	BNP Paribas Securities Services ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5424 Sydney NSW 2001	Cogent Nominees Pty Limited A/C USLPEE GPO Box R209, Royal Exchange, Sydney NSW 2000
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000

T3	Perpetual Trustees Victoria Limited *(Private Client Division)*	Perpetual Trustee Company Limited 39 Hunter *Street, Sydney 2000*
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street, Sydney 2000
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited 39 Hunter Street. Sydney 2000
T7	Perpetual Trustee Company Canberra Limited *(Private Client Division)*	Perpetual Trustee Company Limited 39 *Hunter Street, Sydney 2000*
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Global Services Australia Nominees Pty Limited GPO Box 5424 Sydney NSW 2001	National Australia Custodian Services A/C 3093-15 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

PRESENT RELEVENT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
AMCORP	PM	290,406
ARF	PM	1,268,213
GSF	PM	4,166,480
ICAS	PM	564,970
ICSC	PM	790,783
NSWTC	PM	486,195
PCEF	PM	1,549,756
SMF	PM	225,531
TEL	PM	1,073,963
PMCBUS	PM	756,038
PMHOST	PM	308,626
PMSTA	PM	731,114
PMSCA	PM	10,168
PMCGSF	PM	458,325
PMWSRF	PM	469,055
PMWSCM	PM	474,819
PMWSCS	PM	223,540
PIWGAF	PM	835,258
PIWSPF	PM	106,808
PIACT	PM	227,288
PIFIJI	PM	85,217
SSCEF	SS	120,146
PIHEST	PM	542,837
PCCEF	PC	110,661

This is annexure 2 Page 1 of 1 referred to in Form 604
Title: Notice of change in interest of substantial holder

CHANGES IN RELEVANT INTERESTS

Account	Security	Volume	Value		Price	AsAtDate
AMCORP	SGM	4,924	71,275	$	14.48	13/02/2006
AMCORP	SGM	5,066	73,610	$	14.53	14/02/2006
AMCORP	SGM	6,767	98,858	$	14.61	15/02/2006
AMCORP	SGM	9,321	134,509	$	14.43	16/02/2006
ARF	SGM	21,503	311,258	$	14.48	13/02/2006
ARF	SGM	22,129	321,539	$	14.53	14/02/2006
ARF	SGM	29,552	431,722	$	14.61	15/02/2006
ARF	SGM	40,709	587,459	$	14.43	16/02/2006
GSF	SGM	65,767	951,984	$	14.48	13/02/2006
GSF	SGM	73,605	1,069,495	$	14.53	14/02/2006
GSF	SGM	90,579	1,323,260	$	14.61	15/02/2006
GSF	SGM	127,763	1,843,710	$	14.43	16/02/2006
ICAS	SGM	9,914	143,506	$	14.48	13/02/2006
ICAS	SGM	10,916	158,612	$	14.53	14/02/2006
ICAS	SGM	13,631	199,134	$	14.61	15/02/2006
ICAS	SGM	18,907	272,841	$	14.43	16/02/2006
NSWTC	SGM	8,247	119,376	$	14.48	13/02/2006
NSWTC	SGM	8,479	123,202	$	14.53	14/02/2006
NSWTC	SGM	11,329	165,504	$	14.61	15/02/2006
NSWTC	SGM	15,607	225,220	$	14.43	16/02/2006
PCCEF	SGM	2,321	33,597	$	14.48	13/02/2006
PCCEF	SGM	2,476	35,977	$	14.53	14/02/2006
PCCEF	SGM	3,196	46,690	$	14.61	15/02/2006
PCCEF	SGM	4,528	65,342	$	14.43	16/02/2006
PIFIJI	SGM	1,297	18,774	$	14.48	13/02/2006
PIFIJI	SGM	1,825	26,518	$	14.53	14/02/2006
PIFIJI	SGM	1,784	26,062	$	14.61	15/02/2006
PIFIJI	SGM	3,117	44,980	$	14.43	16/02/2006
PCEF	SGM	30,222	437,466	$	14.48	13/02/2006
PCEF	SGM	22,317	324,270	$	14.53	14/02/2006
PCEF	SGM	41,607	607,833	$	14.61	15/02/2006
PCEF	SGM	64,041	924,156	$	14.43	16/02/2006
PIACT	SGM	4,428	64,096	$	14.48	13/02/2006
PIACT	SGM	5,042	73,261	$	14.53	14/02/2006
PIACT	SGM	6,090	88,968	$	14.61	15/02/2006
PIACT	SGM	7,506	108,317	$	14.43	16/02/2006
PIHEST	SGM	10,576	153,089	$	14.48	13/02/2006
PIHEST	SGM	12,047	175,045	$	14.53	14/02/2006
PIHEST	SGM	14,545	212,486	$	14.61	15/02/2006
PIHEST	SGM	17,924	258,656	$	14.43	16/02/2006
PIWGAF	SGM	14,143	204,721	$	14.48	13/02/2006
PIWGAF	SGM	15,385	223,547	$	14.53	14/02/2006
PIWGAF	SGM	19,460	284,289	$	14.61	15/02/2006
PIWGAF	SGM	26,404	381,028	$	14.43	16/02/2006
PIWSPF	SGM	1,831	26,504	$	14.48	13/02/2006
PIWSPF	SGM	2,081	30,237	$	14.53	14/02/2006
PIWSPF	SGM	2,535	37,034	$	14.61	15/02/2006
PIWSPF	SGM	4,111	59,325	$	14.43	16/02/2006
PMCBUS	SGM	14,729	213,204	$	14.48	13/02/2006
PMCBUS	SGM	16,960	246,432	$	14.53	14/02/2006
PMCBUS	SGM	20,256	295,918	$	14.61	15/02/2006
PMCBUS	SGM	24,838	358,430	$	14.43	16/02/2006

PMCGSF	SGM	7,771	112,486	$	14.48	13/02/2006
PMCGSF	SGM	7,573	110,037	$	14.53	14/02/2006
PMCGSF	SGM	10,680	156,023	$	14.61	15/02/2006
PMCGSF	SGM	14,698	212,102	$	14.43	16/02/2006
PMHOST	SGM	6,026	87,227	$	14.48	13/02/2006
PMHOST	SGM	4,231	61,477	$	14.53	14/02/2006
PMHOST	SGM	8,287	121,064	$	14.61	15/02/2006
PMHOST	SGM	12,510	180,528	$	14.43	16/02/2006
ICSC	SGM	5,157	75,421	$	14.63	15/02/2006
ICSC	SGM	5,158	75,320	$	14.60	15/02/2006
ICSC	SGM	10,632	153,330	$	14.42	16/02/2006
ICSC	SGM	5,237	76,591	$	14.63	15/02/2006
ICSC	SGM	5,235	76,444	$	14.60	15/02/2006
PMSCA	SGM	2,000	28,947	$	14.47	13/02/2006
PMSTA	SGM	13,946	201,870	$	14.48	13/02/2006
PMSTA	SGM	29,563	429,556	$	14.53	14/02/2006
PMSTA	SGM	19,180	280,199	$	14.61	15/02/2006
PMSTA	SGM	24,353	351,431	$	14.43	16/02/2006
PMWSCM	SGM	4,842	70,814	$	14.63	15/02/2006
PMWSCM	SGM	4,843	70,720	$	14.60	15/02/2006
PMWSCM	SGM	9,368	135,102	$	14.42	16/02/2006
PMWSCS	SGM	4,764	69,566	$	14.60	15/02/2006
PMWSCS	SGM	4,764	69,674	$	14.63	15/02/2006
PMWSRF	SGM	5,304	77,068	$	14.53	14/02/2006
PMWSRF	SGM	9,449	136,356	$	14.43	16/02/2006
SMF	SGM	3,824	55,353	$	14.48	13/02/2006
SMF	SGM	3,935	57,176	$	14.53	14/02/2006
SMF	SGM	5,255	76,770	$	14.61	15/02/2006
SMF	SGM	7,241	104,493	$	14.43	16/02/2006
TEL	SGM	18,210	263,592	$	14.48	13/02/2006
TEL	SGM	18,718	271,976	$	14.53	14/02/2006
TEL	SGM	25,025	365,588	$	14.61	15/02/2006
TEL	SGM	34,466	497,369	$	14.43	16/02/2006
SSCEF	SGM	2,523	36,521	$	14.48	13/02/2006
SSCEF	SGM	2,827	41,077	$	14.53	14/02/2006
SSCEF	SGM	3,469	50,678	$	14.61	15/02/2006
SSCEF	SGM	4,920	70,999	$	14.43	16/02/2006

Exemption No 82-3838

20 February 2006

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: Sims Group Limited - Dividend Reinvestment Plan ("DRP")

On 2 February 2006, Sims Group announced the adoption of a DRP. In accordance with ASX Listing Rule 3.10.8, please find enclosed a copy of the terms of the DRP.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

SIMS GROUP LIMITED

RULES OF THE DIVIDEND REINVESTMENT PLAN

1. Definitions and interpretation

1.1 In these Rules, unless the context otherwise requires:

Allocation means the issue of new Shares or the transfer of Shares acquired in the market for the purposes of the DRP, to Participants under the DRP, as the case may be, and **Allocate** and **Allocated** have corresponding meanings.

Allocation Price means the price at which Shares will be Allocated under the DRP calculated in accordance with rule 7.5.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Average Market Price during a Pricing Period means the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold on the ASX automated trading system during that Pricing Period, excluding trades otherwise than in the ordinary course of trading (including any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours phase, exercises of options over Shares, any overnight crossings and any other sales which the Board considers may not be fairly reflective of natural supply and demand).

Board means the board of directors of Sims Group.

Discount means the percentage discount (if any) determined by the Board from time to time to be applied in calculating the Allocation Price per Share under rule 7.5.

Dividend means any dividend announced and payable by Sims Group on Shares and includes any distribution in relation to any other security that the Board determines may participate in the DRP.

Dividend Payment for a Shareholder means the Dividend multiplied by the number of Shares held by that Shareholder as at the relevant Dividend Record Date, less any withholding tax or any other amounts Sims Group is entitled or required to deduct from the payment.

Dividend Payment Date means the date on which the Dividend is payable, as announced by Sims Group.

Dividend Record Date means the date and time, as determined by the Board, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP means the Plan to which these Rules apply, as varied from time to time.

Eligible Shareholder has the meaning given in rule 2.

Full Participation means a degree of participation in the DRP under which all of a Participant's Shares from time to time (subject to the Maximum Participating Holding (if any)), including Shares subsequently acquired by the Participant under the DRP or otherwise, are Participating Shares.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while Sims Group is admitted to the official list of ASX, except to the extent of any waiver by ASX.

Maximum Participating Holding means the number of Shares (if any) determined by the Board from time to time under rule 4.1(b).

Minimum Participating Holding means the number of Shares (if any) determined by the Board from time to time under rule 4.1(a).

Partial Participation means less than a Shareholder's full holding of Shares (or less than the Maximum Participating Holding (if any)) are Participating Shares.

Participant means a Shareholder some or all of whose Shares are Participating Shares.

Participating Shares means Shares which a Participant has validly specified for participation in the DRP or which are otherwise taken under these Rules to participate in the DRP.

Plan means the Sims Group Dividend Reinvestment Plan.

Plan Election Form means the form relating to the DRP used by an Eligible Shareholder to apply for, vary or terminate participation in the DRP, approved by the Board from time to time.

Pricing Period means such period as the Board may determine from time to time, being a period of not less than 5 Trading Days commencing on such date as the Board may determine (which date may be before, on or after the Dividend Record Date).

Related Body Corporate has the same meaning as in section 50 of the Corporations Act.

Rules means these rules of the DRP as varied from time to time.

Share means a fully paid ordinary share in the capital of Sims Group and may, at the discretion of the Board, include any other security, including convertible securities and debt instruments, issued by Sims Group or a Related Body Corporate of Sims Group from time to time.

Shareholder means a registered holder of Shares at a relevant Dividend Record Date.

Share Registry means the share registry that maintains the Share register of Sims Group from time to time.

Sims Group means Sims Group Limited (ABN 69 114 838 630).

Trading Day means a full day on which Shares are quoted, and not suspended from quotation or made subject to a trading halt on ASX, provided that a day on which ASX is closed or on which trading on ASX is suspended is not a Trading Day.

1.2 In these Rules headings are for convenience only and do not affect interpretation and:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined have a corresponding meaning; and

(d) any reference in these Rules to any enactment, part of an enactment or the Listing Rules includes a reference to that enactment, part or those Listing Rules as from time to time amended, consolidated, re-enacted or replaced and, in the case of an enactment, all regulations and statutory instruments issued under it;

(e) unless otherwise expressly stated, "including" means" including but not limited to" and "include" and "includes" have corresponding meanings; and

(f) a reference to a body, whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

2. Eligibility to participate

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation in the DRP by Eligible Shareholders:

(a) is optional and voluntary;

(b) is not transferable; and

(c) may be varied or terminated at any time in accordance with rule 10.

2.3 Subject to rule 2.4 and rule 2.5, an Eligible Shareholder is, in respect of a particular Dividend Record Date, a person who, at that Dividend Record Date, was recorded in Sims Group's Share register as a registered holder of at least the Minimum Participating Holding (if any) and whose address in Sims Group's Share register:

(a) is in Australia; or

(b) is in a jurisdiction in which the Board is satisfied that the offer and issue or transfer of Shares under the DRP is lawful and practicable,

provided that the Board may determine that a Shareholder, or a class of Shareholders, are not Eligible Shareholders if they are, or hold Shares on behalf of other persons who are, resident outside the jurisdictions mentioned in paragraphs (a) and (b) of this rule 2.3.

2.4 The Board has the discretion to refuse to accept any person's Shares for participation in the DRP and to suspend or withdraw any person's Shares from participation if the Board considers that the participation of those Shares may breach any law, the Listing Rules or a provision of Sims Group's constitution.

2.5 The Board is entitled to make a final determination as to whether any particular Shareholder is an Eligible Shareholder within the terms of these Rules or not, and to change any such determination, as and when it sees fit. In making this determination, the Board may consider, among other things, whether such participation would or

may be impracticable, impossible or illegal and any actual or anticipated inconvenience or expense in allowing, or investigating the possibility of allowing, such participation.

3. Application to participate and extent of participation

3.1 Application to participate in the DRP must be made on a Plan Election Form. Upon receipt by the Share Registry of a duly completed and executed Plan Election Form from an Eligible Shareholder, that Shareholder's participation commences from the next Dividend Record Date.

3.2 The Board may determine that Eligible Shareholders may lodge a Plan Election Form electronically either through Sims Group's website or that of an authorised third party. The availability of such facility (if any) will be referred to on Sims Group's website and by notice to ASX. Any Plan Election Form lodged electronically must comply with the applicable terms and conditions of the electronic lodgement facility.

3.3 Participation may be either full or partial. A Plan Election Form must specify whether the Shareholder has elected Full Participation or Partial Participation, and if Partial Participation is indicated, the Plan Election Form must clearly specify the number of Shares that are to be Participating Shares.

3.4 Under Full Participation, all Shares registered in the Participant's name from time to time (subject to the Maximum Participating Holding (if any)) are Participating Shares. Where a Shareholder is a full Participant, all Shares subsequently acquired by that Participant (whether under the DRP or otherwise) will be Participating Shares, subject to:

(a) any subsequent disposal of Shares;

(b) any changes to the extent of that Participant's participation; and

(c) the Maximum Participating Holding (if any).

3.5 Under Partial Participation, only that number of Shares specified in the Plan Election Form by the Shareholder as participating are subject to the DRP (subject to the Minimum Participating Holding (if any) or the Maximum Participating Holding (if any)).However, if at the relevant Dividend Record Date the number of Shares held by the Participant is less than the specified number of Shares, the DRP applies to the lesser number of Shares. Where a Shareholder is a partial Participant, Shares in excess of the number specified as participating that are subsequently acquired by that Shareholder (whether under the DRP or otherwise), will not participate in the DRP unless that Shareholder alters the participation level in accordance with rule 10. This means that where the Shareholder has disposed of Shares and then acquired more Shares, newly acquired Shares will participate up to the number originally specified.

3.6 If a Plan Election Form does not clearly indicate the level of participation in the DRP, it will be deemed to be an application for Full Participation.

3.7 If a shareholding account appearing in Sims Group's Share register relates to a broker's clearing account, or a trustee or nominee, and the broker, trustee or nominee notifies Sims Group that the relevant Shares are held for a number of different persons and specifies the number of Shares held for each of such persons as at a particular Dividend Record Date (although the names of such persons need not be specified), then each such holding shall, as at that Dividend Record Date, be taken to represent a separate Shareholder for the purpose of the Minimum Participating Holding (if any) and the Maximum Participating Holding (if any), and these Rules will be read and interpreted accordingly.

3.8 If an Eligible Shareholder has more than 1 holding of Shares and wishes to participate in the DRP with respect to 1 or more such holdings, a Plan Election Form must be lodged with respect to each separate shareholding that is to participate.

3.9 If Shares are jointly held by 2 or more Eligible Shareholders, all joint holders of such Shares must sign a single Plan Election Form for it to be valid. If 1 or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

4. Minimum and Maximum Participation

4.1 The Board may, from time to time, determine:

(a) a minimum permitted number of Participating Shares per Participant; and/or

(b) a maximum permitted number of Participating Shares per Participant,

whether in respect of a particular Dividend, or Dividends generally.

4.2 If the Board makes a determination under rule 4.1, the determination will be notified on Sims Group's website and provided by notice to ASX.

4.3 To the extent that a Plan Election Form has specified a number of Participating Shares in excess of a prevailing Maximum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Plan Election Form as Participating Shares in excess of that limit (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit) are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by Sims Group in accordance with its usual arrangements for the payment of Dividends.

4.4 To the extent that a Plan Election Form has specified a number of Participating Shares less than a prevailing Minimum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit), for so long as that limit applies:

(a) the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be zero; and

(b) any Shares specified in the Plan Election Form as Participating Shares less than that limit (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit) are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by Sims Group in accordance with its usual arrangements for the payment of Dividends.

5. Acceptance and effectiveness of applications

5.1 Subject to rule 5.4, an Eligible Shareholder's participation in the DRP will commence from the first Dividend Record Date following receipt by the Share Registry of the

Eligible Shareholder's Plan Election Form and will continue for so long as the Plan Election Form is effective under rule 5.2.

5.2 Subject to rule 2.3, rule 5.3 and rule 5.4, a Plan Election Form validly submitted or otherwise accepted by the Board is effective:

(a) from the date the Plan Election Form is received by the Share Registry;

(b) in respect of a Dividend, only if it is received prior to the relevant Dividend Record Date;

(c) until:

(i) the Participant varies or terminates participation in the DRP pursuant to these Rules; or

(ii) termination of the DRP; and

(d) until the Participant ceases to be an Eligible Shareholder. The Plan Election Form will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder.

5.3 A Plan Election Form received on or after a Dividend Record Date is not effective in respect of that Dividend but is effective from the next relevant Dividend Record Date.

5.4 The Board may:

(a) accept or reject a Plan Election Form which is not properly completed or signed; and

(b) correct any error in, or omission from, a Plan Election Form, prior to acceptance under rule 5.4(a).

6. The significance of applying to participate

6.1 By applying to participate in the DRP, a Shareholder:

(a) warrants to Sims Group that it is an Eligible Shareholder;

(b) authorises Sims Group (and its officers or agents) to correct any error in, or omission from, its Plan Election Form;

(c) acknowledges that Sims Group may at any time irrevocably determine that the applicant's Plan Election Form is valid, in accordance with these Rules, even if the Plan Election Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that Sims Group may reject any Plan Election Form;

(e) consents to the establishment of a DRP account on its behalf;

(f) consents to any residual balance produced by the calculation in rule 7.2 being dealt with in accordance with rule 7 (including the donation of the residual balance in its DRP account to 1 or more registered charities, in the circumstances set out in rule 7.3);

(g) agrees to the appointment of a nominee or trustee nominated by Sims Group as the Participant's agent to acquire Shares on market or off market, where

Sims Group decides to Allocate Shares to Participants by transferring existing Shares in accordance with rule 8;

(h) acknowledges that Sims Group may arrange for the DRP to be fully or partially underwritten in respect of any one or more Dividends;

(i) acknowledges that neither Sims Group nor the Share Registry has provided the applicant with investment, taxation or other advice and that neither has any obligation to provide this advice concerning participation in the DRP; and

(j) unconditionally agrees to the Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the DRP,

in each case, at all times until termination of the DRP or of the Participant's participation in the DRP.

7. Reinvestment of Dividends and residual balances

7.1 Each Dividend Payment which is payable to a Participant in respect of Participating Shares will be applied by Sims Group on the Participant's behalf in acquiring additional Shares by issue or transfer in accordance with these Rules.

7.2 Sims Group will establish and maintain a DRP account for each Participant. Sims Group will in respect of each Dividend payable to a Participant:

(a) determine the Dividend Payment in respect of that Participant's Participating Shares;

(b) credit the amount in rule 7.2(a) to the Participant's DRP account, and that payment constitutes payment of the Dividend on the Participant's Participating Shares;

(c) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Allocation Price by dividing the amount in the Participant's DRP account by the Allocation Price and rounding that number down to the nearest whole number;

(d) on behalf and in the name of the Participant, subscribe for or purchase the number of Shares determined under rule 7.2(c) and debit the Participant's DRP account with the total of the price for the Allocated Shares; and

(e) retain in the Participant's DRP account, without interest, any cash balance remaining except that Sims Group may on request by the Participant pay any such amount to the Participant (but is not obliged to do so).

7.3 A residual balance in a Participant's DRP account will remain in the Participant's DRP account until:

(a) unless rule 7.3(b) or rule 7.3(c) applies, the next Dividend Payment Date, when it will be aggregated with any further Dividend Payment credited to the DRP account;

(b) unless rule 7.3(c) applies, the next Dividend Payment Date, when it will be paid to the Participant along with, and (where practicable) by the same means as, the Participant's Dividend Payment, if the DRP has been terminated by Sims Group pursuant to these Rules; or

(c) if the Participant has ceased to participate in the DRP for any other reason, at the time of cessation of participation the Participant is taken to have directed

Sims Group to donate the amount on behalf of the Participant to 1 or more registered charities, nominated by the Board from time to time. Participants will not be issued with a receipt in connection with such a donation.

7.4 No interest will accrue to a Participant in relation to any residual balance recorded in the Participant's DRP account.

7.5 Shares are Allocated under the DRP at the Allocation Price which is the Average Market Price of Shares (to a number of decimal places determined by the Board) during the Pricing Period, less the Discount (if any) determined by the Board, rounded to the nearest cent.

7.6 The Average Market Price must be calculated by the Board or another suitable person nominated by the Board, by reference to information the Board approves for that purpose from time to time. The determination by the Board or its nominee of the Allocation Price is binding on all Participants.

7.7 A Discount (if any) or Pricing Period may be different from one Dividend to the next, and either may be determined or varied by announcement on Sims Group's website and to ASX at any time, but any such variation will not apply to Dividends already announced.

8. Allocation of Shares

8.1 In the operation of the DRP for any Dividend Payment Date, Sims Group may, in its discretion, either issue new Shares or cause existing Shares to be acquired in the market for transfer to Participants (or undertake a combination of both options), to satisfy Sims Group's obligations under these Rules.

8.2 If Sims Group determines to cause the transfer of Shares to Participants, those Shares may be acquired in the market in such manner as Sims Group considers appropriate.

8.3 All Shares newly issued under the DRP will, from the date of Allocation, rank equally in all respects with existing Shares unless the Board determines that they are not to participate in any offer of Shares open when the Shares are issued under the DRP.

8.4 Shares will be Allocated within the time required by ASX.

8.5 Shares Allocated pursuant to the DRP will be registered on the Share register on which the Participant already holds Shares or if the Participant holds Shares on more than 1 Share register, on the Share register which Sims Group determines.

8.6 Sims Group will make application promptly after each Allocation of newly issued Shares for quotation of those Shares on ASX.

9. Despatch of DRP statements

On, or as soon as practicable after, each Dividend Payment Date, Sims Group must forward to each Participant a statement in a form determined by the Board that may include, for example:

(a) the number of the Participant's Participating Shares as at the relevant Dividend Record Date;

(b) the amount of the relevant Dividend Payment in respect of the Participant's Participating Shares (including any amounts deducted from the dividend payable);

(c) the amount (if any) in the Participant's DRP account immediately prior to the payment of the relevant Dividend;

(d) the number of Shares Allocated to the Participant under these Rules and the date of Allocation of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on Allocation of the additional Shares;

(f) the Participant's total holding of Shares after Allocation;

(g) the Allocation Price of each Share Allocated to the Participant;

(h) the franked amount (if any) of the Dividend Payment and the franking credit (if any) attached to the Dividend; and

(i) any other matters required by law to be included, or which the Board considers appropriate to include.

10. Variation or termination of participation

10.1 A Participant may at any time give written notice to Sims Group via the Share Registry using the Plan Election Form:

(a) increasing or decreasing the number of Shares participating in the DRP; or

(b) terminating participation in the DRP.

The alteration or termination takes effect in accordance with rule 5.

10.2 If a Participant increases the level of participation in the DRP to Full Participation, rule 3.4 applies.

10.3 If a Participant decreases the level of participation in the DRP or increases the level of participation in the DRP to a level below Full Participation, rule 3.5 applies.

10.4 If a Participant dies, participation in the DRP terminates upon receipt by Sims Group of written notice of the death. If a Participant is declared bankrupt or is wound-up, participation in the DRP terminates upon receipt by Sims Group of a notification of bankruptcy or winding-up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding-up of 1 or more joint holders does not automatically terminate participation provided the remaining holder or all remaining joint holders are Eligible Shareholders.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are Participating Shares and the Participant disposes of some only of those Shares then, subject to rule 10.1, the remaining Shares held by the Participant continue to be Participating Shares.

11.2 Where some only of a Participant's Shares are Participating Shares and the Participant disposes of part of the Participant's total shareholding, then the Shares

disposed of are deemed not to be Participating Shares. If the number of Shares disposed of is more than the number of the Participant's Shares not participating in the DRP, the disposal is deemed to include all the Participant's shareholding not participating in the DRP, and the balance (if any) will be attributed to Participating Shares.

11.3 Where a Participant disposes of all its Shares, the Participant is deemed to have terminated participation in the DRP with respect to the shareholding on the date Sims Group registers a transfer or instrument of disposal of the Participant's holding.

12. Variation, suspension, reinstatement and termination of the DRP or these Rules

12.1 The DRP or these Rules may be varied, suspended (or reinstated) or terminated by the Board at any time by notification on Sims Group's website and by notice to ASX.

12.2 The variation, suspension, reinstatement or termination takes effect upon the date specified by the Board and the variation, suspension, reinstatement or termination does not give rise to any liability on the part of, or right or action against, the Board or Sims Group or its officers, employees or agents.

12.3 If the DRP or these Rules are varied, a Participant continues to participate under the DRP and these Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a Plan Election Form in accordance with these Rules.

12.4 If the DRP is suspended, an election as to participation in the DRP will also be suspended and all Shares are deemed to be non-Participating Shares for the purpose of any Dividend paid while the DRP is suspended. Upon reinstatement of the DRP, all prior elections are reinstated subject to any Plan Election Form validly given by the Shareholder prior to the next Dividend Record Date after the reinstatement of the DRP, unless the Board determines otherwise.

13. Costs to Participants

No brokerage, commission, stamp duty or other transaction costs will be payable by Participants in respect of the Allocation of Shares under the DRP. However, a Participant assumes liability for any taxes, stamp duty or other imposts assessed against or imposed on the Participant.

14. General

14.1 Sims Group will record, with respect to each Participant:

(a) the name and address of the Participant (being the name and address in Sims Group's Share register, from time to time); and

(b) the number of Participating Shares held by the Participant from time to time.

Sims Group's records are conclusive evidence of the matters recorded in them.

14.2 Sims Group will announce the Pricing Period and the Discount (if any) applicable to the DRP for any Dividends payable on a particular Dividend Payment Date at or around the same time it announces the Dividend.

14.3 The Board may delegate any of its powers, discretions or functions under these Rules to any person including the Share Registry.

14.4 Any Dividend payable on Participating Shares which Dividend Sims Group is entitled to retain as a result of a charge or lien in favour of Sims Group in accordance with the constitution of Sims Group, or other requirement of law, are not available for the purpose of participating in the DRP.

14.5 Subject to the constitution of Sims Group, the Board may:

(a) implement the DRP in the manner the Board thinks fit; and

(b) settle any difficulty, anomaly or dispute which may arise either generally or in a particular case in connection with, or by reason of, the operation of the DRP or these Rules as the Board thinks fit, whether generally or in relation to any Shareholder or DRP account or any Shares, and the determination of the Board is conclusive and binding on all relevant Shareholders and other persons to whom the determination relates.

14.6 Neither Sims Group nor any officer, employee, agent or adviser of Sims Group is liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of any one or more of:

(a) the establishment or operation of the DRP;

(b) participation in the DRP; or

(c) any advice given with respect to participation in the DRP by any person.

14.7 The accidental omission by Sims Group or the Board to give any notice under these Rules to any Shareholder, ASX or any other person will not invalidate any act, matter or thing.

14.8 The DRP, its operation and these Rules are governed by the laws of the State of New South Wales, Australia and each Shareholder submits to the jurisdiction of the Courts of that State and the Courts which may hear appeals from those Courts.

Exemption No 82-3838

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

3 March 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: Sims Group Limited - Dividend Reinvestment Plan ("DRP")

In accordance with Listing Rule 3.17, please find attached a copy of the following items which are today being sent to all shareholders:

- Letter to Shareholder
- DRP Plan Election Form; and
- DRP information booklet.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

Enc.

2 March 2006

SIMS|GROUP

Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Dear Shareholder,

I am pleased to advise that the Sims Group Board has approved the introduction of the Sims Group Dividend Reinvestment Plan (DRP). The DRP will apply to dividends commencing with the fiscal 2006 interim dividend, payable on 13 April 2006. A 2.5% discount to the weighted average market price over a period of 5 trading days commencing on 3 April 2006 will apply.

I enclose your DRP information pack, which contains:

- the DRP information booklet (including a copy of the DRP rules);
- a Plan Election Form; and
- a Reply Paid Envelope.

If you are not an Australian resident then you should seek professional advice before electing to participate, as legal requirements may prevent your participation. Any securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the US absent registration or an applicable exemption from registration requirements.

If you wish to participate you will need to lodge a DRP Plan Election Form with the Sims Group Share Registry, Computershare Investor Services no later than **5.00pm (Sydney time) on Thursday, 30 March 2006.** Applications received after that date will not be eligible to participate in the DRP for the fiscal 2006 interim dividend.

Thank you for your continuing support of Sims Group.

Yours sincerely,
SIMS GROUP LIMITED

F. Moratti

Frank Moratti
Company Secretary

SIMS|GROUP
Sims Group Limited
ABN 69 114 838 630

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2500
web.queries@computershare.com.au
www.computershare.com

Dividend Reinvestment Plan

Use a black pen. Print in CAPITAL letters inside the grey areas. | A B C | 1 2 3 | Where a choice is required, mark the box with an 'X' | X |

A Dividend Reinvestment Plan (DRP)

☐ **ALL** Please mark this box with an 'X' if you wish all of your holding to participate in the company's DRP.

☐ **PART** [ ] Show the number of securities you wish to participate in the company's DRP.

B Sign Here - This section must be signed for your instructions to be executed.

I/We authorise you to act in accordance with my/our instructions set out above. I/We acknowledge that these instructions supersede and have priority over all previous instructions in respect to my/our securities. Where I/we have indicated participation in the Dividend Reinvestment Plan, I/we hereby agree to be bound by the Terms and Conditions of the Dividend Reinvestment Plan.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Director/Company Secretary	Sole Director and Sole Company Secretary

Date - Day / Month / Year

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney.

How to complete this form

A **Dividend Reinvestment Plan (DRP)**

Complete this section if you wish to have your cash dividends reinvested in the form of more company securities.

If you wish to reinvest all of your securities in the company's DRP, please cross the box marked ALL.

If you wish to reinvest part of your securities in the company's DRP, please show the number of securities that you wish to participate.

Please note that an election to participate fully in the Dividend Reinvestment Plan will override any instruction on the registry record regarding direct payment of cash dividends into a nominated account.

This instruction only applies to the specific holding identified by the SRN/HIN and the name appearing on the front of this form.

B **Signature(s)**

If you have chosen to have your cash dividends fully or partially reinvested into company securities and you have completed Section A, you must sign this form as follows in the spaces provided:-

Joint Holding:	where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

1 DR

SGM

012473 - V1

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

DIVIDEND REINVESTMENT PLAN

SIMS GROUP

CONTENTS

This is an important document. If you have any doubts about what you should do, please consult your stockbroker, accountant or other professional adviser.

If you have any questions regarding the Dividend Reinvestment Plan after reading this booklet, please call the Share Registry on 1300 855 080 or Sims Group on (02) 9956 9100.

This document does not constitute an offer of securities and does not give the right to any person to invest in securities in any jurisdiction in which it would not be lawful to make such an offer or give such a right.

Defined words and expressions used in this booklet are capitalised. Please refer to the Definitions and Interpretation section of the Plan Rules for their meaning.

FEATURES OF THE PLAN

Features of the Plan include:

- Participation is entirely voluntary.
- You can choose to reinvest all, part or none of your Dividend in the Plan.
- You do not have to appoint a broker and will not pay fees, brokerage or other transaction costs for Shares allocated under the Plan.
- You can join, withdraw, or vary your participation in the Plan at any time.
- Shares acquired under the Plan will rank equally with existing Shares.
- Shares may be issued at a Discount.
- Plan statements outlining the Dividend calculation and the details of your participation will be mailed to you after each Dividend Payment Date.

FREQUENTLY ASKED QUESTIONS

How do I participate in the DRP?

Participation in the DRP is entirely voluntary. You can choose to participate by completing the enclosed Plan Election Form and returning it in the enclosed reply paid envelope. Additional forms can be downloaded from Sims Group's website at **www.sims-group.com** or you can contact Sims Group's Share Registry on 1300 855 080 to request a Plan Election Form.

Who is eligible to participate in the DRP?

All shareholders who have a registered address in Australia or in a jurisdiction in which the Board is satisfied that the offer and issue or transfer of Shares under the DRP is lawful and practicable are eligible to participate in the DRP. Overseas shareholders should seek their own professional advice before electing to participate in the DRP.

Do all my Shares have to participate in the DRP?

No. You can choose to have less than your full share holding participating in the DRP by selecting "Part" participation on the Plan Election Form. If you choose Partial Participation, you will receive a direct credit or dividend cheque on your shares not participating in the DRP.

Is there a minimum or maximum level of participation?

If the Board determines a minimum or maximum level of Shares that may participate in the DRP in respect of a Dividend or generally, then Sims Group will make a public announcement and information will be available on Sims Group's website at **www.sims-group.com**.

How is the Allocation Price calculated?

The Allocation Price is based on an Average Market Price of Shares calculated during a set Pricing Period. The Pricing Period will be determined by the Board for each Dividend Payment Date and will be at least five Trading Days. The Allocation Price will be rounded to the nearest cent.

How many Shares will I receive?

The number of Shares you receive will be calculated by multiplying the number of Participating Shares you hold at the Dividend Record Date by the relevant Dividend, crediting that amount to your DRP account, adding any residual balance in your DRP account and deducting any withholding tax or any other amounts Sims Group is entitled or required to deduct from the payment (if any), and then dividing that total amount by the Allocation Price. The calculation will be rounded down to the nearest whole number of Shares.

How will I know how many Shares I receive under the DRP?

All Participants in the DRP will be sent a statement after each Dividend Payment Date, detailing their participation in the DRP.

What is the cost of participation?

No brokerage, commission, stamp duty or other transaction costs will be payable by Participants in respect of the Allocation of Shares under the DRP.

When will my participation in the DRP begin, and how may I vary my participation?

Your participation in the DRP will begin on the first Dividend Record Date after your completed and signed Plan Election Form is received by the Share Registry, provided that it is received prior to the Dividend Record Date for the dividend.

You can change your participation or withdraw from the DRP by completing and forwarding a Plan Election Form to the Share Registry so that it is received prior to the next Dividend Record Date to be active for that dividend.

How will my Shares issued under the DRP be treated for subsequent dividend payments?

If you choose to participate fully in the DRP, all Shares held by you at each Divided Record Date will be treated as participating in the DRP including any Shares previously acquired under the DRP or otherwise.

If you choose Partial Participation, only the number of Shares you have specified will be Participating Shares for the purposes of the DRP. A cash dividend will be paid on the balance of your shareholding not participating in the DRP.

How is the residual balance derived and how is it applied?

There will generally be a residual balance following the calculation of the Allocation Price and the number of Shares you will receive under the DRP. Any such residual balance will generally be carried forward and added to your next Dividend Payment entitlement. However, in some circumstances it may be paid to a registered charity or paid to you with your next Dividend Payment. Please refer to rule 7.3 for further information about the residual balance.

What if I have more than one Sims Group shareholding?

You will need to complete a separate Plan Election Form for each of your shareholdings that you wish to participate in the DRP.

If you decide to combine your holdings your participation in the DRP may be affected. You should contact the Share Registry to ensure the appropriate DRP election continues to be applied.

Can I sell my Shares acquired under the DRP?

Shares acquired through the DRP can be sold at anytime after allocation and quotation.

What is the taxation treatment?

Dividends reinvested under a DRP are generally treated in the same way as cash dividends received. Any franking credit attaching to the cash dividend is also available to participants in the DRP with respect to income tax payable or withholding tax deductible in Australia. Shares acquired under the DRP will, in general, be subject to capital gains tax in Australia on disposal with the cost base calculated on the basis of the Allocation Price for the particular Shares. Sims Group cannot advise Shareholders on the taxation implications of participating in the DRP and takes no responsibility for any tax liabilities of Participants. Sims Group recommends Shareholders consult their stockbrokers, accountants or other professional adviser on the taxation implications of participating in the DRP.

Can the DRP be changed or terminated?

Sims Group may vary the Rules or suspend or terminate the DRP at any time. If this occurs, Sims Group will make a public announcement and information will be available on Sims Group's website at **www.sims-group.com**.

RULES OF THE PLAN

1. Definitions and interpretation

1.1 In these Rules, unless the context otherwise requires:

Allocation means the issue of new Shares or the transfer of Shares acquired in the market for the purposes of the DRP, to Participants under the DRP, as the case may be, and **Allocate** and **Allocated** have corresponding meanings.

Allocation Price means the price at which Shares will be Allocated under the DRP calculated in accordance with rule 7.5.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

Average Market Price during a Pricing Period means the arithmetic average (rounded to the nearest cent) of the daily volume weighted average market price of all Shares sold on the ASX automated trading system during that Pricing Period, excluding trades otherwise than in the ordinary course of trading (including any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours phase, exercises of options over Shares, any overnight crossings and any other sales which the Board considers may not be fairly reflective of natural supply and demand).

Board means the board of directors of Sims Group.

Discount means the percentage discount (if any) determined by the Board from time to time to be applied in calculating the Allocation Price per Share under rule 7.5.

Dividend means any dividend announced and payable by Sims Group on Shares and includes any distribution in relation to any other security that the Board determines may participate in the DRP.

Dividend Payment for a Shareholder means the Dividend multiplied by the number of Shares held by that Shareholder as at the relevant Dividend Record Date, less any withholding tax or any other amounts Sims Group is entitled or required to deduct from the payment.

Dividend Payment Date means the date on which the Dividend is payable, as announced by Sims Group.

Dividend Record Date means the date and time, as determined by the Board, at which a person holds or is taken to hold Shares for the purpose of determining the entitlement of Shareholders to Dividends.

DRP means the Plan to which these Rules apply, as varied from time to time.

Eligible Shareholder has the meaning given in rule 2.

Full Participation means a degree of participation in the DRP under which all of a Participant's Shares from time to time (subject to the Maximum Participating Holding (if any)), including Shares subsequently acquired by the Participant under the DRP or otherwise, are Participating Shares.

Listing Rules means the listing rules of ASX and any other rules of ASX which are applicable while Sims Group is admitted to the official list of ASX, except to the extent of any waiver by ASX.

Maximum Participating Holding means the number of Shares (if any) determined by the Board from time to time under rule 4.1(b).

Minimum Participating Holding means the number of Shares (if any) determined by the Board from time to time under rule 4.1(a).

Partial Participation means less than a Shareholder's full holding of Shares (or less than the Maximum Participating Holding (if any)) are Participating Shares.

Participant means a Shareholder some or all of whose Shares are Participating Shares.

Participating Shares means Shares which a Participant has validly specified for participation in the DRP or which are otherwise taken under these Rules to participate in the DRP.

Plan means the Sims Group Dividend Reinvestment Plan.

Plan Election Form means the form relating to the DRP used by an Eligible Shareholder to apply for, vary or terminate participation in the DRP, approved by the Board from time to time.

Pricing Period means such period as the Board may determine from time to time, being a period of not less than 5 Trading Days commencing on such date as the Board may determine (which date may be before, on or after the Dividend Record Date).

Related Body Corporate has the same meaning as in section 50 of the Corporations Act.

Rules means these rules of the DRP as varied from time to time.

Share means a fully paid ordinary share in the capital of Sims Group and may, at the discretion of the Board, include any other security, including convertible securities and debt instruments, issued by Sims Group or a Related Body Corporate of Sims Group from time to time.

Shareholder means a registered holder of Shares at a relevant Dividend Record Date.

Share Registry means the share registry that maintains the Share register of Sims Group from time to time.

Sims Group means Sims Group Limited (ABN 69 114 838 630).

Trading Day means a full day on which Shares are quoted, and not suspended from quotation or made subject to a trading halt on ASX, provided that a day on which ASX is closed or on which trading on ASX is suspended is not a Trading Day.

1.2 In these Rules headings are for convenience only and do not affect interpretation and:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined have a corresponding meaning; and

(d) any reference in these Rules to any enactment, part of an enactment or the Listing Rules includes a reference to that enactment, part or those Listing Rules as from time to time amended, consolidated, re-enacted or replaced and, in the case of an enactment, all regulations and statutory instruments issued under it;

(e) unless otherwise expressly stated, "including" means" including but not limited to" and "include" and "includes" have corresponding meanings; and

(f) a reference to a body, whether statutory or not:

(i) which ceases to exist; or

(ii) whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

2. Eligibility to participate

2.1 Participation in the DRP is subject to these Rules.

2.2 Participation in the DRP by Eligible Shareholders:

(a) is optional and voluntary;

(b) is not transferable; and

(c) may be varied or terminated at any time in accordance with rule 10.

2.3 Subject to rule 2.4 and rule 2.5, an Eligible Shareholder is, in respect of a particular Dividend Record Date, a person who, at that Dividend Record Date, was recorded in Sims Group's Share register as a registered holder of at least the Minimum Participating Holding (if any) and whose address in Sims Group's Share register:

(a) is in Australia; or

(b) is in a jurisdiction in which the Board is satisfied that the offer and issue or transfer of Shares under the DRP is lawful and practicable,

provided that the Board may determine that a Shareholder, or a class of Shareholders, are not Eligible Shareholders if they are, or hold Shares on behalf of other persons who are, resident outside the jurisdictions mentioned in paragraphs (a) and (b) of this rule 2.3.

2.4 The Board has the discretion to refuse to accept any person's Shares for participation in the DRP and to suspend or withdraw any person's Shares from participation if the Board considers that the participation of those Shares may breach any law, the Listing Rules or a provision of Sims Group's constitution.

2.5 The Board is entitled to make a final determination as to whether any particular Shareholder is an Eligible Shareholder within the terms of these Rules or not, and to change any such determination, as and when it sees fit. In making this determination, the Board may consider, among other things, whether such participation would or may be impracticable, impossible or illegal and any actual or anticipated inconvenience or expense in allowing, or investigating the possibility of allowing, such participation.

3. Application to participate and extent of participation

3.1 Application to participate in the DRP must be made on a Plan Election Form. Upon receipt by the Share Registry of a duly completed and executed Plan Election Form from an Eligible Shareholder, that Shareholder's participation commences from the next Dividend Record Date.

3.2 The Board may determine that Eligible Shareholders may lodge a Plan Election Form electronically either through Sims Group's website or that of an authorised third party. The availability of such facility (if any) will be referred to on Sims Group's website and by notice to ASX. Any Plan Election Form lodged electronically must comply with the applicable terms and conditions of the electronic lodgement facility.

3.3 Participation may be either full or partial. A Plan Election Form must specify whether the Shareholder has elected Full Participation or Partial Participation, and if Partial Participation is indicated, the Plan Election Form must clearly specify the number of Shares that are to be Participating Shares.

3.4 Under Full Participation, all Shares registered in the Participant's name from time to time (subject to the Maximum Participating Holding (if any)) are Participating Shares. Where a Shareholder is a full Participant, all Shares subsequently acquired by that Participant (whether under the DRP or otherwise) will be Participating Shares, subject to:

(a) any subsequent disposal of Shares;

(b) any changes to the extent of that Participant's participation; and

(c) the Maximum Participating Holding (if any).

3.5 Under Partial Participation, only that number of Shares specified in the Plan Election Form by the Shareholder as participating are subject to the DRP (subject to the Minimum Participating Holding (if any) or the Maximum Participating Holding (if any)). However, if at the relevant Dividend Record Date the number of Shares held by the Participant is less than the specified number of Shares, the DRP applies to the lesser number of Shares. Where a Shareholder is a partial Participant, Shares in excess of the number specified as participating that are subsequently acquired by that Shareholder (whether under the DRP or otherwise), will not participate in the DRP unless that Shareholder alters the participation level in accordance with rule 10. This means that where the Shareholder has disposed of Shares and then acquired more Shares, newly acquired Shares will participate up to the number originally specified.

3.6 If a Plan Election Form does not clearly indicate the level of participation in the DRP, it will be deemed to be an application for Full Participation.

3.7 If a shareholding account appearing in Sims Group's Share register relates to a broker's clearing account, or a trustee or nominee, and the broker, trustee or nominee notifies Sims Group that the relevant Shares are held for a number of different persons and specifies the number of Shares held for each of such persons as at a particular Dividend Record Date (although the names of such persons need not be specified), then each such holding shall, as at that Dividend Record Date, be taken to represent a separate Shareholder for the purpose of the Minimum Participating Holding (if any) and the Maximum Participating Holding (if any), and these Rules will be read and interpreted accordingly.

3.8 If an Eligible Shareholder has more than 1 holding of Shares and wishes to participate in the DRP with respect to 1 or more such holdings, a Plan Election Form must be lodged with respect to each separate shareholding that is to participate.

3.9 If Shares are jointly held by 2 or more Eligible Shareholders, all joint holders of such Shares must sign a single Plan Election Form for it to be valid. If 1 or more of the joint holders of the Shares is not an Eligible Shareholder, none of the joint holders can apply to participate in the DRP with respect to the Shares jointly held.

4. Minimum and Maximum Participation

4.1 The Board may, from time to time, determine:

(a) a minimum permitted number of Participating Shares per Participant; and/or

(b) a maximum permitted number of Participating Shares per Participant,

whether in respect of a particular Dividend, or Dividends generally.

4.2 If the Board makes a determination under rule 4.1, the determination will be notified on Sims Group's website and provided by notice to ASX.

4.3 To the extent that a Plan Election Form has specified a number of Participating Shares in excess of a prevailing Maximum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit), for so long as that limit applies:

(a) the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be that limit; and

(b) any Shares specified in the Plan Election Form as Participating Shares in excess of that limit (including an election of Full Participation where the number of Participating Shares would otherwise exceed that limit) are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by Sims Group in accordance with its usual arrangements for the payment of Dividends.

4.4 To the extent that a Plan Election Form has specified a number of Participating Shares less than a prevailing Minimum Participating Holding (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit), for so long as that limit applies:

(a) the number of Participating Shares for that Participant for the purposes of these Rules is deemed to be zero; and

(b) any Shares specified in the Plan Election Form as Participating Shares less than that limit (including an election of Full Participation where the number of Participating Shares would otherwise be less than that limit) are deemed not to be Participating Shares, and any Dividend payable in respect of them will be paid by Sims Group in accordance with its usual arrangements for the payment of Dividends.

5. Acceptance and effectiveness of applications

5.1 Subject to rule 5.4, an Eligible Shareholder's participation in the DRP will commence from the first Dividend Record Date following receipt by the Share Registry of the Eligible Shareholder's Plan Election Form and will continue for so long as the Plan Election Form is effective under rule 5.2.

5.2 Subject to rule 2.3, rule 5.3 and rule 5.4, a Plan Election Form validly submitted or otherwise accepted by the Board is effective:

(a) from the date the Plan Election Form is received by the Share Registry;

(b) in respect of a Dividend, only if it is received prior to the relevant Dividend Record Date;

(c) until:

(i) the Participant varies or terminates participation in the DRP pursuant to these Rules; or

(ii) termination of the DRP; and

(d) until the Participant ceases to be an Eligible Shareholder. The Plan Election Form will become effective again if and at such time as the Shareholder recommences to be an Eligible Shareholder.

5.3 A Plan Election Form received on or after a Dividend Record Date is not effective in respect of that Dividend but is effective from the next relevant Dividend Record Date.

5.4 The Board may:

(a) accept or reject a Plan Election Form which is not properly completed or signed; and

(b) correct any error in, or omission from, a Plan Election Form, prior to acceptance under rule 5.4(a).

6. The significance of applying to participate

6.1 By applying to participate in the DRP, a Shareholder:

(a) warrants to Sims Group that it is an Eligible Shareholder;

(b) authorises Sims Group (and its officers or agents) to correct any error in, or omission from, its Plan Election Form;

(c) acknowledges that Sims Group may at any time irrevocably determine that the applicant's Plan Election Form is valid, in accordance with these Rules, even if the Plan Election Form is incomplete, contains errors or is otherwise defective;

(d) acknowledges that Sims Group may reject any Plan Election Form;

(e) consents to the establishment of a DRP account on its behalf;

(f) consents to any residual balance produced by the calculation in rule 7.2 being dealt with in accordance with rule 7 (including the donation of the residual balance in its DRP account to 1 or more registered charities, in the circumstances set out in rule 7.3);

(g) agrees to the appointment of a nominee or trustee nominated by Sims Group as the Participant's agent to acquire Shares on market or off market, where Sims Group decides to Allocate Shares to Participants by transferring existing Shares in accordance with rule 8;

(h) acknowledges that Sims Group may arrange for the DRP to be fully or partially underwritten in respect of any one or more Dividends;

(i) acknowledges that neither Sims Group nor the Share Registry has provided the applicant with investment, taxation or other advice and that neither has any obligation to provide this advice concerning participation in the DRP; and

(j) unconditionally agrees to the Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the DRP,

in each case, at all times until termination of the DRP or of the Participant's participation in the DRP.

7. Reinvestment of Dividends and residual balances

7.1 Each Dividend Payment which is payable to a Participant in respect of Participating Shares will be applied by Sims Group on the Participant's behalf in acquiring additional Shares by issue or transfer in accordance with these Rules.

7.2 Sims Group will establish and maintain a DRP account for each Participant. Sims Group will in respect of each Dividend payable to a Participant:

(a) determine the Dividend Payment in respect of that Participant's Participating Shares;

(b) credit the amount in rule 7.2(a) to the Participant's DRP account, and that payment constitutes payment of the Dividend on the Participant's Participating Shares;

(c) determine the maximum whole number of additional Shares which may be acquired under the DRP at the Allocation Price by dividing the amount in the Participant's DRP account by the Allocation Price and rounding that number down to the nearest whole number;

(d) on behalf and in the name of the Participant, subscribe for or purchase the number of Shares determined under rule 7.2(c) and debit the Participant's DRP account with the total of the price for the Allocated Shares; and

(e) retain in the Participant's DRP account, without interest, any cash balance remaining except that Sims Group may on request by the Participant pay any such amount to the Participant (but is not obliged to do so).

7.3 A residual balance in a Participant's DRP account will remain in the Participant's DRP account until:

(a) unless rule 7.3(b) or rule 7.3(c) applies, the next Dividend Payment Date, when it will be aggregated with any further Dividend Payment credited to the DRP account;

(b) unless rule 7.3(c) applies, the next Dividend Payment Date, when it will be paid to the Participant along with, and (where practicable) by the same means as, the Participant's Dividend Payment, if the DRP has been terminated by Sims Group pursuant to these Rules; or

(c) if the Participant has ceased to participate in the DRP for any other reason, at the time of cessation of participation the Participant is taken to have directed Sims Group to donate the amount on behalf of the Participant to 1 or more registered charities, nominated by the Board from time to time. Participants will not be issued with a receipt in connection with such a donation.

7.4 No interest will accrue to a Participant in relation to any residual balance recorded in the Participant's DRP account.

7.5 Shares are Allocated under the DRP at the Allocation Price which is the Average Market Price of Shares (to a number of decimal places determined by the Board) during the Pricing Period, less the Discount (if any) determined by the Board, rounded to the nearest cent.

7.6 The Average Market Price must be calculated by the Board or another suitable person nominated by the Board, by reference to information the Board approves for that purpose from time to time. The determination by the Board or its nominee of the Allocation Price is binding on all Participants.

7.7 A Discount (if any) or Pricing Period may be different from one Dividend to the next, and either may be determined or varied by announcement on Sims Group's website and to ASX at any time, but any such variation will not apply to Dividends already announced.

8. Allocation of Shares

8.1 In the operation of the DRP for any Dividend Payment Date, Sims Group may, in its discretion, either issue new Shares or cause existing Shares to be acquired in the market for transfer to Participants (or undertake a combination of both options), to satisfy Sims Group's obligations under these Rules.

8.2 If Sims Group determines to cause the transfer of Shares to Participants, those Shares may be acquired in the market in such manner as Sims Group considers appropriate.

8.3 All Shares newly issued under the DRP will, from the date of Allocation, rank equally in all respects with existing Shares unless the Board determines that they are not to participate in any offer of Shares open when the Shares are issued under the DRP.

8.4 Shares will be Allocated within the time required by ASX.

8.5 Shares Allocated pursuant to the DRP will be registered on the Share register on which the Participant already holds Shares or if the Participant holds Shares on more than 1 Share register, on the Share register which Sims Group determines.

8.6 Sims Group will make application promptly after each Allocation of newly issued Shares for quotation of those Shares on ASX.

9. Despatch of DRP statements

On, or as soon as practicable after, each Dividend Payment Date, Sims Group must forward to each Participant a statement in a form determined by the Board that may include, for example:

(a) the number of the Participant's Participating Shares as at the relevant Dividend Record Date;

(b) the amount of the relevant Dividend Payment in respect of the Participant's Participating Shares (including any amounts deducted from the dividend payable);

(c) the amount (if any) in the Participant's DRP account immediately prior to the payment of the relevant Dividend;

(d) the number of Shares Allocated to the Participant under these Rules and the date of Allocation of those Shares;

(e) the cash balance (if any) retained in the Participant's DRP account after deduction of the amount payable on Allocation of the additional Shares;

(f) the Participant's total holding of Shares after Allocation;

(g) the Allocation Price of each Share Allocated to the Participant;

(h) the franked amount (if any) of the Dividend Payment and the franking credit (if any) attached to the Dividend; and

(i) any other matters required by law to be included, or which the Board considers appropriate to include.

10. Variation or termination of participation

10.1 A Participant may at any time give written notice to Sims Group via the Share Registry using the Plan Election Form:

(a) increasing or decreasing the number of Shares participating in the DRP; or

(b) terminating participation in the DRP.

The alteration or termination takes effect in accordance with rule 5.

10.2 If a Participant increases the level of participation in the DRP to Full Participation, rule 3.4 applies.

10.3 If a Participant decreases the level of participation in the DRP or increases the level of participation in the DRP to a level below Full Participation, rule 3.5 applies.

10.4 If a Participant dies, participation in the DRP terminates upon receipt by Sims Group of written notice of the death. If a Participant is declared bankrupt or is wound-up, participation in the DRP terminates upon receipt by Sims Group of a notification of bankruptcy or winding-up from the Participant or the Participant's trustee in bankruptcy or liquidator, as the case may be. The death, bankruptcy or winding-up of 1 or more joint holders does not automatically terminate participation provided the remaining holder or all remaining joint holders are Eligible Shareholders.

11. Reduction or termination of participation where no notice is given

11.1 Where all of a Participant's Shares are Participating Shares and the Participant disposes of some only of those Shares then, subject to rule 10.1, the remaining Shares held by the Participant continue to be Participating Shares.

11.2 Where some only of a Participant's Shares are Participating Shares and the Participant disposes of part of the Participant's total shareholding, then the Shares disposed of are deemed not to be Participating Shares. If the number of Shares disposed of is more than the number of the Participant's Shares not participating in the DRP, the disposal is deemed to include all the Participant's shareholding not participating in the DRP, and the balance (if any) will be attributed to Participating Shares.

11.3 Where a Participant disposes of all its Shares, the Participant is deemed to have terminated participation in the DRP with respect to the shareholding on the date Sims Group registers a transfer or instrument of disposal of the Participant's holding.

12. Variation, suspension, reinstatement and termination of the DRP or these Rules

12.1 The DRP or these Rules may be varied, suspended (or reinstated) or terminated by the Board at any time by notification on Sims Group's website and by notice to ASX.

12.2 The variation, suspension, reinstatement or termination takes effect upon the date specified by the Board and the variation, suspension, reinstatement or termination does not give rise to any liability on the part of, or right or action against, the Board or Sims Group or its officers, employees or agents.

12.3 If the DRP or these Rules are varied, a Participant continues to participate under the DRP and these Rules in their varied form unless the Participant terminates its participation in the DRP by submitting a Plan Election Form in accordance with these Rules.

12.4 If the DRP is suspended, an election as to participation in the DRP will also be suspended and all Shares are deemed to be non-Participating Shares for the purpose of any Dividend paid while the DRP is suspended. Upon reinstatement of the DRP, all prior elections are reinstated subject to any Plan Election Form validly given by the Shareholder prior to the next Dividend Record Date after the reinstatement of the DRP, unless the Board determines otherwise.

13. Costs to Participants

No brokerage, commission, stamp duty or other transaction costs will be payable by Participants in respect of the Allocation of Shares under the DRP. However, a Participant assumes liability for any taxes, stamp duty or other imposts assessed against or imposed on the Participant.

14. General

14.1 Sims Group will record, with respect to each Participant:

(a) the name and address of the Participant (being the name and address in Sims Group's Share register, from time to time); and

(b) the number of Participating Shares held by the Participant from time to time.

Sims Group's records are conclusive evidence of the matters recorded in them.

14.2 Sims Group will announce the Pricing Period and the Discount (if any) applicable to the DRP for any Dividends payable on a particular Dividend Payment Date at or around the same time it announces the Dividend.

14.3 The Board may delegate any of its powers, discretions or functions under these Rules to any person including the Share Registry.

14.4 Any Dividend payable on Participating Shares which Dividend Sims Group is entitled to retain as a result of a charge or lien in favour of Sims Group in accordance with the constitution of Sims Group, or other requirement of law, are not available for the purpose of participating in the DRP.

14.5 Subject to the constitution of Sims Group, the Board may:

(a) implement the DRP in the manner the Board thinks fit; and

(b) settle any difficulty, anomaly or dispute which may arise either generally or in a particular case in connection with, or by reason of, the operation of the DRP or these Rules as the Board thinks fit, whether generally or in relation to any Shareholder or DRP account or any Shares, and the determination of the Board is conclusive and binding on all relevant Shareholders and other persons to whom the determination relates.

14.6 Neither Sims Group nor any officer, employee, agent or adviser of Sims Group is liable or responsible to any Participant for any loss or alleged loss or disadvantage suffered or incurred by a Participant as a result, directly or indirectly, of any one or more of:

(a) the establishment or operation of the DRP;

(b) participation in the DRP; or

(c) any advice given with respect to participation in the DRP by any person.

14.7 The accidental omission by Sims Group or the Board to give any notice under these Rules to any Shareholder, ASX or any other person will not invalidate any act, matter or thing.

14.8 The DRP, its operation and these Rules are governed by the laws of the State of New South Wales, Australia and each Shareholder submits to the jurisdiction of the Courts of that State and the Courts which may hear appeals from those Courts.

CORPORATE DIRECTORY

Registered office

Sims Group Limited
Level 6, 41 McLaren Street,
North Sydney NSW 2060
Telephone: (612) 9956 9100
Facsimile: (612) 9954 9680
www.sims-group.com

Share Registry

Computershare Investor Services Pty. Limited
Level 3, 60 Carrington Street,
Sydney NSW 2000

Postal Address:
GPO Box 7045,
Sydney NSW 2001
Telephone: 1300 855 080
Facsimile: (612) 8234 5050

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Computershare Document Services

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